1 - A



FORM SCOR
DISCLOSURE DOCUMENT

ORIGINAL

Uranium Exploration Corporation
(Exact name of Company as set forth in Articles of Incorporation or Charter)



Type of securities offered: Common Stock / (1)(2)
$2.00 Warrants
$3.00 Warrants
Maximum number of securities offered: 1,000,000
Minimum number of securities offered: 200,000
Price per security: $1.25
Price per warrant: $0.00
Total proceeds: If maximum sold: $1,250,000 If minimum sold: $ 250,000

(1) The per share price of Common Stock may be reduced effectively if a purchase qualifies for Bonus Shares, as described under "Description of Securities".
(2) Warrants will be issued, at no additional cost, to purchasers of $25,000 or more of Common Stock, as described under "Description of Securities".

(For use of proceeds and offering expenses, see Question Nos. 9 and 10)

	Yes	No
Is a commissioned selling agent selling the securities in this offering? If yes, what percent is commission of price to public? %.	☐	☒
Is there other compensation to selling agent(s)?	☐	☒
Is there a finder's fee or similar payment to any person? (See Question No. 22)	☐	☒
Is there an escrow of proceeds until minimum is obtained? (See Question No. 26)	☒	☐
Is this offering limited to members of a special group, such as employees of the Company or individuals? (See Question No. 25)	☐	☒
Is transfer of the securities restricted? (See Question No. 25)	☐	☒

In making an investment decision investors must rely on their own examination of the person or entity creating the securities and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

This Company:

- ☐ Has never conducted operations.
- ☒ Is in the development stage.
- ☐ Is currently conducting operations.
- ☐ Has shown a profit in the last fiscal year.
- ☐ Other (Specify):

(Check at least one, as appropriate)

SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

This offering has been registered for offer and sale in the following states:

State	State File No.	Effective Date
Colorado – will file with Colorado at same time we file with the SEC		

TABLE OF CONTENTS

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY.

THIS DISCLOSURE DOCUMENT CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS DISCLOSURE DOCUMENT.

This Disclosure Document, together with Financial Statements and other Attachments, consists of 97 pages

EXHIBIT INDEX

THE COMPANY

1. Exact corporation name: Uranium Exploration Company

   State and date of incorporation: Nevada; December 7, 2006

   Street address of principal office: 12919 Southwest Freeway, Suite 110
   Stafford, TX 77477

   Company Telephone Number: (281) 809-7107

   Fiscal year: MAY (month) 31 (day)

   Person(s) to contact at Company with respect to offering: Linda Chattin

   Telephone Number (if different from above): (832) 520-8280

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculation (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

SELF UNDERWRITTEN OFFERING

This is a self-underwritten offering, and the Company may not raise enough capital from the sale of Common Stock and exercise of Warrants to fund its plans for growth and expansion as quickly as intended.

While the Company will use its best efforts to sell all of the Common Stock offered by this Prospectus, the Company is not obligated to sell any number or dollar amount of Common Stock, and it cannot guarantee how many shares, if any, actually will be sold in this offering. The Company intends to expend all the proceeds received from this offering to further its business plan in the exploration of uranium. Management believes that the net proceeds of the offering will be sufficient to support the Company's operating capital the next nine months. It is intended that the sales in this offering will enhance the Company's operating capital position. However, should the Company fail to raise sufficient capital through the sale of Common Stock in this offering, the implementation of its plans for growth and expansion will be impeded seriously, thereby raising the possibility that the time required for an investor to realize a positive return, if any, on an investment in the Company will be extended.

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER; LACK OF LIQUIDITY

There is currently no public market for the Common Stock, and its transfer is severely restricted.

There is no public market for the Common Stock of the Company, and no assurance can be given that such a market will develop in the future, or, if developed, that it will continue. Accordingly, holders of Common Stock may not be able to liquidate their investments or utilize such securities as collateral. Neither the shares of Common Stock offered hereby nor any other securities issued by the Company have been registered under the Securities Act, in reliance upon an exemption from such registration, and such securities may only be sold or transferred to Colorado residents during the period in which the Common Stock, or any other securities that may be deemed a part of the same issue, are being offered. In light of the foregoing, purchasers of Common Stock may be required to bear the economic risk of such investment for an indefinite period of time. Notwithstanding the foregoing, while shareholders currently have no right to require the Company to register the Common Stock, the Company is not obligated to supply shareholders with information necessary to make certain exempt sales, including pursuant to Securities Act Rule 144, the Company, in order to foster the development of a public market, intends in the future to register the Common Stock under the Securities Act and/or the Exchange Act and to otherwise in order to foster the development of a public market, undertake such measures as are necessary to provide for the quotation of the Common Stock (but not the Warrants) on the Bulletin board and/or listing on one or more recognized exchanges.

PENNY STOCK RULES

If the market price of the Common Stock remains below $5.00 per share, sales effected by registered broker-dealers may be subject to considerable additional rules and regulations, compliance with which may adversely affect the liquidity and price of the Common Stock.

The price of the Common Stock offered hereby is less than $5.00 per share, and no assurance can be given that the market price of the Common Stock will exceed $5.00 per share at any time following the completion of this offering. Accordingly, pursuant to rules promulgated by the Securities and Exchange Commission ("SEC"), additional requirements may be imposed upon broker-dealers who effect transactions in Common Stock, principally with respect to: (i) additional disclosures concerning the risks of investment in lower-priced stocks; (ii) written investor suitability determinations; and (iii) written authorization of these transactions by the proposed purchasers. Compliance with these rules could impede trading and impact the price and liquidity of the Common Stock adversely.

LIMITED OPERATING HISTORY
Evaluation of the Company's prospects may be more difficult in light of its limited operating history.

The Company was formed in December 2006, and has a limited operating history upon which to base an evaluation of its prospects. As a relatively new enterprise, the Company is subject to the risks, expenses and uncertainties that face any company during its early development. The Company is confident that it will be able to address and overcome these risks through the experience of its management and its attention to changes in the market. However, there can be no definite assurance that the Company will be able to address these risks adequately, and its failure to do so may affect the value of an investment in its Common Stock adversely.

DEPENDENCE ON MANAGEMENT
The Company's management may not be successful in applying the proceeds of this offering in a manner that increases the value of an investment in this offering.

The Company plans to utilize the net proceeds of this offering in the manner described in this Prospectus under "Use of Proceeds." Nevertheless, the Company will have broad discretion in determining specific expenditure. An investor in this offering will be entrusted his/her/its funds to the Company's management, upon whose judgment shareholders must depend, with limited information concerning the purposes to which the funds ultimately will be applied. Management may not be successful in spending the proceeds of this offering, in ways that increase the Company's profitability or market value, or otherwise yield favorable returns.

IMMEDIATE AND SUBSTANTIAL DILUTION
Purchasers in this offering will experience immediate and substantial dilution.

The price of the Common Stock offered hereby is substantially higher than its book value immediately after the offering. As a result, for an investor in this offering purchasing Common Stock at an assumed offering price of $1.25 per share, there will be immediate dilution.

SHAREHOLDERS MAY NOT BE ABLE TO RECOVER PRICE PAID FOR STOCK
The arbitrary determination of the price of the shares to be sold in this offering and the absence of a public market for the Company's Common Stock may affect adversely the ability of shareholders to assess whether they will be able to sell any shares purchased fro an amount equal to or greater than the price paid to acquire them.

The offering price of the Common Stock to be sold in this offering has been determined by the Company arbitrarily and is not the result of arms-length negotiations with any underwriter or other party such. Such price is not related necessarily to the asset value of the Company, its net worth, the results of its operations or any other established criteria of value. The foregoing factors may diminish the ability of a prospective purchaser to assess the likelihood that the purchase price of Common Stock in this offering will be recovered, if not exceeded, upon sale, and no assurance can be given in that regard.

MINING/OPERATIONAL RISKS

(1) Risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

(2) Results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with our expectation;

(3) Mining and development risks, including risks related to accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production;

(4) The potential for delays in exploration or development activities or the completion of feasibility studies;

(5) Risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

(6) Risks related to commodity price fluctuations;

(7) Risks related to failure to obtain adequate financing on a timely basis and on acceptable terms for our planned exploration and development projects;

(8) Risks related to environmental regulation and liability;

(9) Risks that the amounts reserved or allocated for environmental compliance, reclamation, post-closure control measures, monitoring and on-going maintenance may not be sufficient to cover such costs;

(10) Risks related to tax assessments;

(11) Political and regulatory risks associated with mining development and exploration;

(12) Other risks and uncertainties related to our prospects, properties and business strategy;

(13) The Company will invest in exploration for and the development of resources which is speculative and involves a significant degree of risk. There is no assurance that such exploration will lead to commercial discoveries or, if there is a commercial discovery, that such reserves will be realizable.

(14) The Company's main strategic focus for investment will be in uranium mining and therefore the Company will be exposed to general exploration, mining and processing risks. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, natural disasters, terrorist attacks and political unrest any of which could result in the damage to, or destruction of, mines and or other producing facilities, damage to life or property, environmental damage and possible legal liability, Although adequate precautions to minimize risk will be taken, operations are subject to hazards which may result in environmental pollution and consequent liability which could have an adverse impact on business, operations and financial performance of the Company;

(15) Share market conditions, particularly those affecting mining and exploration companies, may affect the ultimate value of the Company's share price regardless of future operating performance;

(16) It is likely that the Company will need to raise further funds in the future, either to complete a proposed acquisition or to raise further working or development capital for such an acquisition, There is no guarantee that the then prevailing market conditions will allow for such a fundraising or that new investors will be prepared to subscribe for shares at the same price as the Offer Price, or higher. Shareholders may be materially diluted by any further issue of ordinary share by the Company.

NOTE: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Disclosure Document potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail what business the Company does and proposes to do, including what products or goods are or will be produced or services that are or will be rendered.

Uranium Exploration Corporation (UEC) was formed in 2006 to consolidate, explore and develop claims originally filed between 1955 and 2006 by our founder Paul Burkett. The steep and steady rise in the price of uranium motivated Paul to undertake a more detailed exploratory drilling program (Phase 1) to confirm the existence of substantial uranium mineralization at economic grades close to the surface. To date, in excess of $2.5 million has been invested in the project with the primary emphasis on exploration aimed at proving the potential of the property. The next phase of development will be to commence the formal verification, quantification and definition of an NI 43-101 compliant Initial Defined Resource (reserves).

The results of Phase 1 are more significant than even Paul could have foreseen and confirmed that uranium is not a superficial surface anomaly but is found consistently at varying depths depending on the topography. Geological, geographic and mineralogical data from our drilling program suggests that there are almost certainly classic, uranium-containing, Wyoming-type sandstone roll fronts similar in formation to those found in Wyoming and Utah, formed within the area currently under exploration and in the surrounding area. Examples of similar Wyoming-type roll front "districts" that illustrate the potential of our holdings include Powder River Basin with reserves of 150 million pounds, Gas Hills 100 million pounds and Shirley Basin with 100 million pounds.

Evidence has been gathered from widely separated volumes of host formation in the project area that suggest a host uranium endowment, or protore, of several million pounds of uranium per square mile, on a scale comparable with Wyoming systems. In other words, the host sequence contains sufficient uranium to have formed many multi-million pound deposits, and there is strong evidence that multi-million pound deposits did form in within at least one of the high-value targets we have identified.

There is no question therefore, that this is a significant exploration opportunity with the highest potential to develop a new sandstone uranium district (a district equals multiple deposits, area of tens of square miles, tens of millions of pounds of U308), possibly even a new uranium province (a province comprises multiple districts, hundreds of square miles, hundreds of millions of pounds), in a rising and potentially sustainable uranium market.

All of the fundamentals in the market point towards a continuing increase in the long-term price of uranium:

- The worsening imbalance between global supply and demand and the US reliance on imported uranium
- The global preoccupation with sustainable, pollution free, low cost energy production
- The huge number of new nuclear power stations planned to be built globally during the next 20 years
- The recent announcement by President Obama of an expansion of nuclear power generation in the US and the building of up to 100 new nuclear power plants heralds the start of new uranium boom in the US

It is UEC's expressed mission therefore, to secure sufficient funding to enable us to accelerate the exploration program, quantify reserves and commence development at the earliest opportunity. This in turn will ensure shareholders maximize the return on their investment by capitalizing on these favorable market drivers and the resulting increase in market value of UEC's growing in-ground assets.

In 2010 we completed staking an expanded area of approximately over 6 square miles in the core of the deposit. This was necessary to ensure our claims were secured before the local population or competitors became aware of the opportunity. This process will continue for the foreseeable future with concurrent evaluation and acquisition of favorable surrounding lands, which potentially could increase our holdings to in excess of 100 square miles.

Our next exploration phase is divided into two parts totaling $3 million with the objective of defining a minimum of 4 million pounds of economic grade uranium within the target area. Part 1 requires an investment of $1.25 million and will enable us to commence the drilling program aimed at outlining a 4-10 million pound uranium resource and identifying precisely the remaining drill pattern and drill holes required to complete an initial resource calculation compliant with NI 43-101 or equivalent, definitions of Defined Resources. We have drill permits approved, the initial 68 holes are located and our down hole probe has been completed and delivered.

The potential district includes widely scattered small areas of partly-covered outcrops containing radioactive beds with reported U_30_8 values up to 0.18% (3.6 lbs/ton) that are positive indications that the preserved uranium-mineralized fragment of the sandstone basin is at least nine miles long by two to four miles wide.

Other mapped exposures of the host formation are evidence that the preserved portion of the sedimentary basin containing the uraniferous rocks is at least fifteen miles long by three to five miles wide.

We have confirmation of substantial mineralization, much of it at economic grades.

Data confirms that this location in particular, not only shows a strong indication of a heavily mineralized Wyoming-type roll front but also, from the drill assays, gamma probe readings and geochemical mineralogy, we estimate that it could contain at least 4 million pounds and quite possibly in excess of 10 million pounds of economic uranium. Based on a long-term price of $62/lb. (Source: TradeTech), this would have an in-ground value of between $240 million and possibly in excess of $600 million. Subject to confirmation of widespread economic grades, amenability and recovery and based on our initial data, it appears that it may be big enough to sustain a potentially economic stand-alone mine.

Drilling has demonstrated that an apparently continuous three-dimensional panel of uranium mineralization has been preserved along an ENE-WSW section at least 5,500 ft long, more than 1,200 ft wide and 20 to 170 ft thick.

Generally speaking, in the areas we have explored, mineralization is near the surface and extraction is unlikely to require underground mining. Low-cost, surface mining and heap leaching could be an economic extraction process with estimated production costs of up to $15/lb of U3O8 and a cutoff grade of about 0.2 lb/ton, based on the current long-term average uranium price of $62/lb. (TradeTech)

There is ample geological evidence of uranium mineralization and the potential for roll front formations over a wide area. The exploration program will focus on identifying additional high-value targets in parallel with the accelerated proving program of the potential stand-alone opportunity. Exploration over such a large area will be ongoing for several years alongside the development of identified economic anomalies.

Infrastructure in and around the area is excellent. A main highway dissects the claims, there are mining towns within a 30-mile radius and local labor is experienced and available. The communities are former and current mining camps with mining-friendly government agencies and local population.

We will manage the drilling and reclamation program ourselves with specialist input from our highly experienced drilling supervisor and site management director. They will optimize the drilling and reclamation programs to ensure cost-effective results are achieved and progress is continuously maintained.

We have a successful management team with years of senior business and mining experience and two senior geologists each with substantial experience of uranium roll front exploration in Wyoming, Utah, Colorado and Arizona. Our senior geologist has been intimately involved in the planning, implementation and analysis of the recent exploration program and will retain that involvement throughout the proposed exploration program.

This uranium opportunity still exists because:

i. Historically, exploration in the area used trenching methods that could not identify roll front type deposits
ii. During previous uranium "booms", we controlled the main areas of potential mineralization.
iii. Local geological and mining literature does not address the possibility of solution fronts in this area.
iv. Even anecdotal evidence suggests a widespread, local view that any radioactivity in the area is due to fallout from nuclear tests. The exploration program to date unequivocally rules out any possibility of this happening. The results are definitely tied to underlying mineralization extending more than 300 ft below the surface.

Each step in the sequence of small exploration programs performed to date has provided strong encouragement and justification to take the next step. The project has arrived at a stage where a substantial uranium endowment is evident over a very large area, a permissive host unit is also present under much of that area, and very good evidence has been accumulated that suggests several major, potentially commercial uranium deposits are in the system. Further major investment is now required and justified.

A range of exit strategies will be available to investors. These could include, an IPO on one or more of the international stock markets, a Joint Venture, a trade sale or a merger with a listed corporation or any combination of these.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

The Company is a mining exploration company and as such is in the business of finding and defining mineral ore bodies. It does not produce a physical end product nor does it offer a business, consumer or any other type of service. Its business is primarily acquiring or discovering mineral reserves and entering into joint ventures with third parties to recover the ore/minerals, leasing out property to third parties or selling developed properties outright to third parties.

The Company does not have any major supply contracts, and is not dependent upon a limited number of suppliers nor do we expect to be dependent upon a limited number of suppliers.

The Company plans to:

i. Acquire additional land contiguous with existing claims immediately
ii. Commence the Phase II part I drilling program.
iii. Identify high-value targets in the wider area for detailed exploration
iv. Quantify potential of additional resources
v. Establish infrastructure & recruit personnel
vi. Complete permitting

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete. Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes that it can effectively compete with these and other companies in its area of competition.

The company is in the exploration and mining industry. The business competes in the global uranium market and specifically in the US uranium market. There is a great opportunity to capitalize on the severe supply and demand imbalance with the US currently importing 92% of the uranium it consumes. The Company will not need to compete against other companies through price or service because the demand for uranium far exceeds the supply now and for the foreseeable future.

With a huge discrepancy between supply and demand in the US, there are really no serious competitors. This imbalance is expected to get worse as many new nuclear power stations are opened in the coming years. However, here is a table of 2009's largest uranium-producing mines:

The largest-producing uranium mines in 2009 were:

Mine	Country	Main owner	Type	Production (tU)	% of world
McArthur River	Canada	Cameco	underground	7339	15
Ranger	Australia	ERA (Rio Tinto 68%)	open pit	4444	9
Rossing	Namibia	Rio Tinto (69%)	open pit	3520	7

Mine	Country	Main owner	Type	Production (tU)	% of world
Kraznokamensk	Russia	ARMZ	underground	3004	6
Olympic Dam	Australia	BHP Billiton	by-product/ underground	2955	6
Tortkuduk	Kazakhstan	Areva/Kazatomprom	ISL	2272	4
Arlit	Niger	Areva/Onarem	open pit	1808	4
Rabbit Lake	Canada	Cameco	underground	1447	3
Akouta	Niger	Areva/Onarem	underground	1435	3
Budenovskoye 2	Kazakhstan	Kazatomoprom	ISL	1415	3
Top 10 total				**29,638**	**59%**

Note: Because this Disclosure Document focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question No. 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for, a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company is a mineral ***exploration*** company and as such the company's mission is to identify and prove up additional reserves for the next 3-5 years. Therefore, it does not produce any physical end product. Therefore it does not need to conduct a product/service oriented marketing campaign. In the future, there may be a requirement to undertake a limited marketing campaign to potential partners but this would be conducted through specialist investment bankers, brokers and personal contacts.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

NONE

As of: / / $
(a recent date)

As of: / / $
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

The company is in the exploration business therefore, has no orders for product and will not for the next 3-5 years.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

PRESENT EMPLOYEES:

Executive 3
Administrative 1
Operations 1
*This number does not include the two consulting geologists

ANTICIPATED EMPLOYEES:

Executive 3
Administrative 1
Operations 3
Clerical 1

While the Company will have a significant number of workers during the next 12 months, this will be provided to the company through consultants and contractors. However, the company expects to offer health, dental and 401(k) benefits once the company has closed on the second round of financing.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The project is located in Central Nevada in both Nye and Esmeralda Counties. The company currently holds 190 claims covering approximately 6 square miles. The company has identified and staked additional claims, contiguous to the existing property. All mining claims must be filed in the county in which they are located. Payment must be made upon filing the claim annually. Payments are made to Esmeralda County and to the BLM (Bureau of Land Management). Cost of filing with the County is $14.00 per claim, cost of filing with the BLM is $140.00 per claim.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company is not dependent on any proprietary products or services, copyrights, patents, trade secrets or know-how.

(i) If the Company's business products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

During the exploration phase, the Company must comply with all State and Federal mining regulations. These include but are not limited to: Bureau of Land Management (BLM) permitting regulations for claims staked, drilling and surface disturbance. The Company has complied with all of the relevant regulations and has approval from the BLM for its next round of drilling subject to a Reclamation Bond payment of $14,891.00 prior to commencement of the next drilling program.
The Company will also be required to comply with all State and Federal Health and Safety regulations during its exploration program.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto.

None

(k) Summarize the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Disclosure Document accordingly).

Uranium Explorations Corporation (UEC) was formed in 2006 to consolidated, explore and develop claims originally filed between 1955 and 2006 by our founder Paul Burkett. The steep and steady rise in the price of uranium motivated Paul to undertake a more detailed exploratory drilling program (Phase 1) beginning in 2006 to confirm the existence of substantial uranium mineralization at economic grades close to the surface. The geological and mineralogical data from this program confirmed the occurrence of economic grade uranium over a wide area.
In June of 2009, the Board of Directors approved a forward stock split of 10:1. At this moment in time, the Company has no knowledge of any additional stock split, stock dividend, recapitalization, merger, acquisition, spin-off or reorganizations of any kind. However, the board of directors will always consider, on behalf of its shareholders, legitimate offers, or proposals related to joint ventures, going public or any other reasonable offer.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should achieve in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

We are an exploration company and will not be profitable in the next 12 months. The primary objective is to define initial indicated reserves in the first, identified, high value target. The company will maintain strict budgetary control of the proposed exploration program to ensure expenditure stays within predetermined limits. After each planned phase is completed, management will review progress and set new objectives based on new geological data and budgetary constraints. An exploration company is not measured by profitability, instead is measured by the increased asset value created from reserves identified and proven.

Event or milestone

	Expected manner of occurrence or method of achievement	Date, or number of months after receipt of proceeds, when should be accomplished
(1) Setup and basic infrastructure	Management will purchase or lease all necessary equipment and premises	6 Weeks
(2) Land acquisition, claim staking & registration	Staking of claims, Filing and registration with the Bureau of Land Management and the County	2 Months
(3) Drilling	Under contract with third-party drilling contractor	6 Months
(4) Analysis/Assaying	Under contract with independent assay laboratory	After each drill hole is completed
(5) Geological interpretation, mapping & Exploration	Under contract with independent qualified geologists	Ongoing
(6) General Site maintenance, filings, permitting reclamation bond	Recruitment and employment as independent contractors of casual labor	Ongoing

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

If the land acquisition is not completed we run the risk of competitors acquiring the claims. If the drilling is not completed we will not have sufficient data to complete the reserve definition.
The Company will seek alternative financing to ensure the reserve definition and the land Acquisition is completed.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings last year? (If losses, show in parenthesis.)

Total $(634,441)

Per share based upon number of shares outstanding after this offering if all securities sold: $(.05)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalization, and use conversion or exercise price in lieu of offering price, if applicable.
N/A

<u>Offering Price Per Share</u> =
Net After-Tax Earnings (price/earnings multiple)
Last Year Per Share

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$1,335,991.59

Per share based upon number of shares outstanding immediately prior to this offering: $0.11

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

N/A

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, any relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Investor 1	11/02/09	25,000.00
Investor 2	11/06/09	25,000.00
Investor 3	12/02/09	8,000.00
Investor 4	12/22/09	100,000.00
Investor 5	06/01/10	15,000.00

Investor 6	06/03/10	235,610.50
Investor 7	06/15/10	10,000.00
Investor 8	06/20/10	64,389.50
Investor 9	08/20/10	12,500.00

There was no relationship between the company and with the above investors at the time of sale.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? (Assume exercise of options, warrants or rights and conversion of convertible securities.)

If the maximum is sold: 18.53%

If the minimum is sold: 4.35%

(b) What value is management attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If maximum is sold: $17,733,766

If minimum is sold: $16,733,766

(For above purposes, assume convertible securities are converted and outstanding options exercised in determining "shares")

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9.	If Minimum Sold Amount	%	If Maximum Sold Amount	%
Total Proceeds	$250,000	100%	$1,250,000	100%
Less: Offering Expenses	**$ 25,400**	**10%**	**$ 125,700**	**10%**
Commissions and Finders Fees	$ 25,000		$ 125,000	
Legal & Accounting	$ 200		$ 200	
Copying & Advertising	$ 200		$ 500	
Other (Specify):	$ 0		$ 0	
Net Proceeds from Offering	**$224,600**	**90 %**	**$1,124,300**	**90 %**
Use of Net Proceeds				
Infrastructure	$ 10,000	05.6%	$ 150,000	13.3%
Core Drilling	$ 50,000	22.0%	$ 450,000	40.0%
Analysis & Testing	$ 20,000	09.0%	$ 30,000	02.7%
Land Acquisition	$ 50,000	22.0%	$ 50,000	04.4%
Consultancy	$ 30,000	13.0%	$ 100,000	08.9%
Site Labor	$ 5,000	02.2%	$ 40,000	03.5%
G&A	$ 5,000	02.3%	$ 104,300	09.3%
Management	$ 54,600	24.0%	$ 200,000	17.8%
Total Use of Net Proceeds	**$224,600**	**100%**	**$1,124,300**	**100%**

Note: **After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

9. (a) If there are no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order or priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

N/A

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.

N/A

(c) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The company will not be using a material amount of the proceeds to acquire assets.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, monies loaned or advanced, or otherwise, explain:

N/A

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any

note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We anticipate that this financing will complete, "Phase I" of our program. Phase I will take 9 months to complete. At that time we will need to raise additional capital to undertake Phase II to expand our drilling program and complete the NI 43-101. The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangements, nor is the Company subject to any unsatisfied judgments, liens or settlements obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The company anticipates the proceeds of this offering will last approximately 9 months. Therefore, we will need to raise approximately $1,750,000 to complete the next phase of our drilling program. The next round of financing will be utilized to complete "Phase II b" designated to complete reserve definition and our N143-101.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent practicable date and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

Debt:	As of: 08/31/10	Amount Outstanding As Adjusted Minimum	Amount Outstanding As Adjusted Maximum
Short-term debt (average interest rate %)	$ 0	$ 0	$ 0

Long-term debt (average interest rate 6%)	$ 503,300	$ 503,300	$ 503,300
Total Debt	$ 503,300	$ 503,300	$ 503,300
Stockholders equity (deficit):	1,069,322	1,319,322	2,319,322
Preferred stock-par value x no. of outstanding shares (By class of preferred in order of preferences)			
	$ N/A	$ N/A	$ N/A
	$ N/A	$ N/A	$ N/A
	$ N/A	$ N/A	$ N/A
Common stock-par value x no. of outstanding shares	$ 12,356	$ 12,556	$ 13,356
Additional paid in capital	$ 3,152,819	$ 3,402,619	$ 4,401,819
Retained earnings (deficit)	$(1,783,627)	$ (1,783,627)	$ (1,783,627)
Total stockholders equity (deficit)	$ 1,075,757	$ 1,319,322	$ 2,319,322
Total Capitalization	$ 1,705,167	$ 1,955,167	$ 2,955,167

Number of preferred shares authorized to be outstanding: 5,000,000

Class of Preferred	Number of Shares Authorized	Par Value Per Share
None Designated	5,000,000	$0.01

Number of common shares authorized: 50,000,000 shares. Par value per share, if any: $0.001
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 2,831,013 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

☒ Common Stock / (1)(2)
☐ Preferred or Preference Stock
☐ Notes or Debentures
☐ Units of two or more type of securities composed of:
☐ Other:

(1) Bonus Shares:

Each subscriber who purchases at least 15,000 shares of Common Stock within ten days of following receipt of this Prospectus will receive, at no additional cost, additional shares in an amount equal to 10% of the shares for which they subscribed. For example, an investor who purchases, within ten days of receiving a copy of the Prospectus, 15,000 shares for $18,750 will receive 1,500 additional bonus shares at no additional cost. No fractional shares will be issued.

(2) Warrants:

Purchasers of $25,000 or more of Common Stock in this offering will receive, at no additional cost, two Warrants to purchase additional share of Common Stock, one at the price of $2.00 per share ("$2.00 Warrant") that will expire on 9/30/2013 and one at the price of $3.00 per share ("$3.00 Warrant") that will expire on 9/30/2014. For example, an investor purchasing 25,000 shares of Common Stock for $25,000 will receive 25,000 Warrants to purchase an additional 25,000 shares of Common Stock for $2.00 per share and 25,000 Warrants to purchase an additional 25,000 shares of Common Stock for $3.00 per share. The Warrants are exercisable in whole at any time or in part from time to time during the life of the Warrant (provided that at least 500 shares, or an integral multiple thereof, must be purchased upon each such partial exercise of Warrants).

15. These securities have:

Yes	No	
☐	☒	Cumulative voting rights
☐	☒	Other special voting rights
☐	☒	Preemptive rights to purchase in new issues of shares
☐	☒	Preference as to dividends or interest
☐	☒	Preference upon liquidation
☐	☒	Other special rights or preferences (specify):

Explain:

16. Are the securities convertible? ☐Yes ☒No
If so, state conversion price or formula.

Date when conversion becomes effective: / /

Date when conversion expires: / /

17. (a) If securities are notes or other types of debt securities:

N/A

(1) What is the interest rate? %
If interest rate is variable or multiple rates, describe: N/A

(2) What is the maturity date? / /
If serial maturity dates, describe: N/A

(3) Is there a mandatory sinking fund?
☐ Yes ☐No Describe: N/A

(4) Is there a trust indenture? ☐Yes ☐No
Name, address and telephone number of Trustee N/A

(5) Are the securities callable or subject to redemption? ☐Yes ☐No
Describe, including redemption prices: N/A

(6) Are the securities collateralized by real or personal property? ☐Yes ☐ No
Describe: N/A

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $. How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $ N/A . How much indebtedness is junior (subordinated to the securities)? $ N/A .

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

	Actual	Last Fiscal Year Pro Forma Minimum	Maximum
"Earnings" = "Fixed Charges"			
If no earnings, show "Fixed Charges" only			

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: N/A
Are unpaid dividends cumulative? ☐Yes ☐No
Are securities callable? ☐Yes ☐No

Explain:

Note: Attach to this Disclosure Document copies or a summary of the charter, by law or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): $ 0.00 .

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Name: N/A
Address:

Telephone ()

Name:
Address:

Telephone ( )

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Disclosure Document. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

    The company has allocated 10% of the proceeds of the offering to selling agents. At this time the company has not engaged any outside selling agents and will utilize the service of the President and CEO who will not receive any additional compensation for this service.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

    N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name: Roy Davis
Address: 12919 Southwest Fwy, Suite 110,
Stafford, TX 77477

Telephone (281) 809-7107

Name:
Address:
Telephone ( )

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

N/A

Will the certificates bear a legend notifying holders of such restrictions? ☐Yes ☐No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if the proceeds are escrowed until minimum proceeds are raised:

Burk and Reedy - Jim Burk, Attorney – 1818 North Street, NW, Suite 400
Washington, DC 20036-2406
(202) 966-4466

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

09/30/2011

Will interest on proceeds during escrow period be paid to investors? ☐Yes ☒No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended ("Securities Act") or any state securities act. The Securities have been acquired for investment and may not be sold, transferred, pledged or hypothecated unless (i) they shall have been registered under the Securities Act and any applicable state securities act, or (ii) the corporation shall have been furnished with an opinion of counsel, satisfactory to counsel for the corporation, that registration is not required under any such act".

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President/CEO

Name: Roy Davis Age: 64

Office Street Address: 12919 Southwest Fwy., Suite 110, Stafford, TX 77477

Telephone No. :(281) 809-7107

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

(2004 – 2006), CEO, Secure Blue, Inc
(2006 – Present), President/CEO, Uranium Exploration Corporation

Education (degrees, schools, and dates):

1962, Westcliff High School (UK), University of London 'O' Level:
1964, Westcliff High School, University of London 'A' Level:
1964, Westcliff High School, University of London 'Scholarship' Level:
1964 – 1967, Royal School of Mines, Imperial College, University of London:
Selkirk Scholar, BSc Min (Hons) (Metalliferous Mining), Associate of the Royal School of Mines

Also a Director of the Company? ☒Yes ☐No

Indicate amount of time to be spent on Company matters if less than full time:
N/A

30. Chief Operating Officer: N/A Title:

Name: Age:

Office Street Address:

Telephone No.: ( )

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company? ☐Yes ☐No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: CFO

Name: Mike Ngai Age: 44

Office Street Address: 12919 Southwest Fwy., Suite 110, Stafford, TX 77477

Telephone No.: (281) 809-7107

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

(1999 - 2007), CAO, Nevada Gold & Casinos, responsible for all accounting, interfacing with auditors and Sarbane's Oxley reporting.
(2007 – Present) CFO, Quest Entertainment, Inc., responsible for all financial aspects of the company.
(2008 – 2009), CAO, Sands, Macau China. Financial Manager
(2009 – Present), General Manager at the Naga World Casino in Phnom Penh, Cambodia, responsible for operations.

Education (degrees, schools, and dates):

1991 – 1994, Houston Community College, Business
1995 – 1996, University of Houston, BBA in Accounting

Also a Director of the Company? ☐Yes ☒No

Indicate amount of time to be spent on Company matters if less than full time: 25%

32. Other Key Personnel:

(A) Name: H. Thomas Winn Age: 70

Office Street Address: 12919 Southwest Fwy., Suite 110, Stafford, TX 77477

Telephone No.: (281) 809-7107

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

(1993 – Present), President/CEO, Aaminex Capital Corporation, responsible for overall management of the company.
(1993 – 2006), President/CEO, Nevada Gold & Casinos, responsible for overall management financing, joint ventures and growth of company.
(1997 – 2008), Director, International Restaurant do Brasil
(1999 – Present), Director, Samaritan Pharmaceuticals
(2003 – 2010), Director, Quest Entertainment, Inc.
(2006 – Present), Treasurer/Director, Uranium Exploration Corporation

Education (degrees, schools, and dates):

1954 – 1958, Memphis High School, High School Diploma
1959 – 1960, St. Clair County Junior College, General Studies

1960 – 1961, National School of Aeronautics, Certificate of Completion

Also a Director of the Company? ☒Yes ☐No

Indicate amount of time to be spent on Company matters if less than full time: 50%

(B) Name: Cynthia C. Thompson Age: 50

Office Street Address: 12919 Southwest Fwy., Suite 110, Stafford, TX 77477

Telephone No.: (281) 809-7107

Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

(1998 – 2007), President, Intuitive Solutions International, Inc. responsible for overall management of the company.
(2000 – 2008), Director, Restaurant Connections International, Inc.
(1999 – Present), Director, Samaritan Pharmaceuticals, Inc.
(2003 – Present), President, Quest Entertainment, Inc. responsible for overall management of the company.
(2006 – Present), Managing Director, Uranium Exploration Corporation
(2010 – Present), President, Rio Gaming Technology, Inc. responsible for overall management of the company.

Education (degrees, schools, and dates):

1974 – 1977, Springfield High School, High School Diploma
1979 – 1979, University of Southwestern Louisiana, General Studies
1980 – 1982, Southwestern University, Business Administration
1982 – 1983, University of Houston, Business with focus on accounting and finance

Also a Director of the Company? ☒Yes ☐No

Indicate amount of time to be spent on Company matters if less than full time: 50%

DIRECTORS OF THE COMPANY

33. Number of Directors: If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

    N/A

34. Information concerning outside or other Directors (i.e. those not described above):

    (A) Name: Age:

    Office Street Address:

    Telephone No.:

    Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

    (B) Name: Age:

    Office Street Address:

    Telephone No.:

    Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

    (C) Name: Age:

    Office Street Address:

    Telephone No.: ( )

    Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

    Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company? ☒Yes ☐No

Explain:

Roy Davis

National Coal Board - Mining Engineer - Barnsley, UK, (1965-1967) – underground coal mining. Responsible for section of mine including all exploration, production, geological and safety issues in the section. Reported to Mine Manager.

New Jersey Zinc Co – Mining Engineer – Colorado, (1967-1969) – underground lead, zinc and silver deposit in Gilman, CO. Practical mining with responsibility for several stopes and all production, exploration, geology, safety and forecasting in my section. Reported to General Manager.

Noranda Mining Co – Mining Engineer – Timmins, Ontario, Canada (1969 – 1971) – Porcupine underground gold mine – Practical mining with responsibility for several stopes and all production, exploration, geology, safety and forecasting in my section. Reported to General Manager.

International Nickel Company of Canada – Marketing Manager - London, UK – (1971 – 1974) Responsible for all European marketing activities and internal communications, Reported to Marketing Director (Europe).

Weepah Project – Director, Mining Engineer – surface tailings reclamation in Esmeralda County, NV – (2006 – 2010) – overseeing exploration, sampling, metallurgical research.

Uranium Exploration Corporation – President/CEO – Nevada, USA – (2006 – Today)

H. Thomas Winn

Houston Mining & Resources, Inc. (1977-1990) – President – Coal Properties in Indiana and Kentucky.

Acquired explored and developed gold and silver properties in Colorado, New Mexico, Arizona, Nevada and California through Joint Ventures, Leases and outright purchases.

Acquired control and served as President of Consolidated Mining Resources, Inc., which owned a Lead, Barite and Fluorspar mine in New Mexico, leased mutable properties to Horizon Gold Shares.

Merged Consolidated Mining Resource properties into Aaminex Gold Corporation, served as President. Joint Ventured with Haber Inc. and changed name to Aaminex Capital Corporation.

1993 merged gold property into Pacific Gold Corporation - became President – changed name to Nevada Gold & Casinos - developed through a Joint Venture the largest casino in Colorado. Leased and Joint Ventured gold properties with Norrand Mining Company, Kennecott Copper, Santa Fe Mines, Romarco Minerals and Metallic Ventures.

Weepah Project – Director – surface tailings reclamation in Esmeralda County, NV – (2006 – 2010) – overseeing exploration, sampling, metallurgical research.

Uranium Exploration Corporation – Chairman – Nevada, USA – (2006 – Today)

Cynthia Thompson
1993 merged gold property into Pacific Gold Corporation - became Financial Advisor – name changed to Nevada Gold & Casinos - developed through a Joint Venture the largest casino in Colorado. Leased and Joint Ventured gold properties with Norrand Mining Company, Kennecott Copper, Santa Fe Mines, Romarco Minerals and Metallic Ventures.
Weepah Project – Director – surface tailings reclamation in Esmeralda County, NV – (2006 – 2010) – overseeing exploration, sampling, metallurgical research.
Uranium Exploration Corporation – Managing Director – Nevada, USA – (2006 – Today)

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employer for conversion or theft of trade secrets, know-how or other proprietary information.

Recent employers have not been involved in the mining or exploration industry and therefore any confidential information acquired by the management team in relation to these businesses is irrelevant and will not harm or enhance the viability of the Company.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Roy Davis - Weepah Project – Director, Mining Engineer – surface tailings reclamation in Esmeralda County, NV – (2006 – 2010) – overseeing exploration, sampling, metallurgical research.
H Thomas Winn – Since 1970 my entire business career has been financing, management, and consulting to start ups including but not limited to all companies listed above in my answer to number 35 (a).
Cynthia Thompson – Since 1994 my entire business career has been spent on start ups focusing on financing, operations and joint ventures.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or to a surviving spouse.

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Cynthia Thompson was forced to file Chapter 7 in March 2009 - this was a direct result of her leveraging her personal assets to fund a startup that was under contract to be taken public in mid 2008. Unfortunately the financing fell apart when the economy imploded which resulted in her filing.

H. Thomas Winn filed for Re-organization in June 2010 as a direct result of his leveraging of his personal assets to fund a startup that was under contract to be taken public in mid 2008 unfortunately the financing fell apart which resulted in his filing.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Name: Robert Burkett

Office Street Address: 14920 Jadestone Dr., Sherman Oaks, CA 91403

Telephone No. (281) 809-7107

Principal occupation: Real Estate/Investments

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of shares Held After Offering, if All Securities Sold	% of Total
Common	1.16	4,018,000	33.74	4,449,034	31.54
		* 431,034		** 26,080	
		4,449,034		4,475,114	

* 5-31-09 Mr. Burkett converted a $500,000 note receivable from the company into common stock @ 1.16 per share.

** Mr. Burkett holds a note receivable from the company that can be converted into 26,080 shares @ .625 per share.

Name: PJB Foundation

Office Street Address: 14920 Jadestone Dr., Sherman Oaks, CA 91403

Telephone No. (281) 809-7107

Principal occupation: Private Foundation

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of shares Held After Offering, if All Securities Sold	% of Total
Common	.001	1,999,920	15.17	1,999,920	14.10

Name: N/A

Office Street Address:

Telephone No. ( )

Principal occupation:

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of shares Held After Offering, if All Securities Sold	% of Total
N/A					

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 3,923,680 shares
(% of total outstanding) 29.75%

After offering: a) Assuming minimum securities sold: 200,000 shares
(% of total outstanding) 29.30%
b) Assuming maximum securities sold: 1,000,000 shares
(% of total outstanding) 27.53%

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

N/A

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any of such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Mr. Robert Burkett made a $10,000.00 loan to the company in August 2009

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$ 34,800	$0.00
Chief Operating Officer - None		
Chief Accounting Officer - None		
Key Personnel: - None		
Others:		
Total:	$34,800	$0.00

Directors as a group - None
(number of persons)

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

N/A

(c) If any employment agreements exist or are contemplated, describe:

Employment Agreement by and between Uranium Exploration Corporation and Roy Davis, where as Roy Davis will provide senior management, business and mining skills to said corporation.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: shares (% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

A balance of $635,844 of notes payable are convertible into 831,013 common stock at prices ranging from .63 to .94 per share.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: ___0___ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

The key employees are subject to employment agreements that have "non-competitor" clauses upon termination.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

    None

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or any description of the tax consequences of an investment in the securities by the tax advisor.

    N/A

    Name of Tax Advisor:
    Address:
    Telephone No. ( )

    Note: **Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

    None

FINANCIAL STATEMENTS

46. Attach reviewed or audited financial statements for the last fiscal year and unaudited financial statements for any interim periods thereafter. If since the beginning of the last fiscal year the Company has acquired another business the assets or net income of which were in excess of 20% of those for the Company, show pro forma combined financial statements as if the acquisition had occurred at the beginning of the Company's last fiscal year.

Financial Statements – See Exhibit I
The Company does hereby agree to provide to investors in this offering for five years (or such longer period as required by law) hereafter annual financial reports containing a balance sheet as of the end of the Company's fiscal year and a statement of income for said fiscal year, all prepared in accordance with generally accepted accounting principles and accompanied by an independent accountant's report. If the Company has more than 100 security holders at the end of the fiscal year, the financial statements shall be audited.

MANAGEMENT'S DISCUSSION AND ANALYSIS'S

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

The company is an exploration company and does not anticipate revenue for 3 to 5 years. Therefore, it will continue to show losses from operations.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

The spot price and the long-term price of uranium have significantly increased in 2010 and are forecast to continue to increase for the foreseeable future. This is as a direct result of the continuing and growing imbalance between global supply and demand for uranium. This will have a major positive effect on the valuation of our in-ground assets and therefore enhance the viability of any future mining activities on our property. In addition, it will positively impact the valuation of the Company.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: %. What is the anticipated gross margin for next year of operations? Approximately %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

The company does not expect to sell any product for at least 3 to 5 years.

50. Foreign sales as a percent of total sales for last fiscal year: %. Domestic government sales as a percent of total domestic sales for last fiscal year: %. Explain the nature of these sales, including any anticipated changes:

N/A

SIGNATURES

A majority of the Directors and the Chief Executive and Financial Officers of the Company shall sign this Disclosure Document on behalf of the Company and by so doing thereby certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Disclosure Document, or any other material contract or lease (including stock operations and employee benefit plans), except any proprietary or confidential portions hereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.



Roy Davis Chief Executive Officer/Director	H. Thomas Winn Director





Mike Ngai Chief Financial Officer	Cynthia C. Thompson Director

SIGNATURES

A majority of the Directors and the Chief Executive and Financial Officers of the Company shall sign this Disclosure Document on behalf of the Company and by so doing thereby certify that each has made diligent efforts to verify the material accuracy and completeness of the information herein contained. By signing this Disclosure Document, the Chief Executive and Chief Financial Officers agree to make themselves, the Company's books and records, copies of any contract, lease or other document referred to in the Disclosure Document, or any other material contract or lease (including stock operations and employee benefit plans), except any proprietary or confidential portions hereof, and a set of the exhibits to this Disclosure Document, available to each investor prior to the time of investment, and to respond to questions and otherwise confirm the information contained herein prior to the making of any investment by such investor.

The Chief Financial Officer signing this form is hereby certifying that the financial statements submitted fairly state the Company's financial position and results of operations, or receipts and disbursements, as of the dates and period(s) indicated, all in accordance with generally accepted accounting principles consistently applied (except as stated in the notes thereto) and (with respect to year-end figures) including all adjustments necessary for fair presentation under the circumstances.



Roy Davis
Chief Executive Officer/Director



H. Thomas Winn
Director



Mike Ngai
Chief Financial Officer



Cynthia C. Thompson
Director

I.
Financials

EXHIBIT I

Uranium Exploration Corporation
(An Exploration Stage Company)
Balance Sheets
(Expressed in US dollars)

	as of	
	May 31, 2009	**May 31, 2010**
	(unaudited)	**(unaudited)**
ASSETS		
Current Assets:		
Regular Checking - Wellsfargo	<67.47>	15,025.22
Accounts Receivable	1,433.98	1,260.08
Prepaid Expenses	901.85	500.00
Investment in Debt Instrument	13,135.73	3,435.73
Total Current Assets	15,404.09	20,221.03
Property and Equipment		
Equipment	30,440.00	30,440.00
Mining Claims	500,000.00	500,000.00
Total Property and Equipment	530,440.00	530,440.00
Other Assets:		
Note Receivable-Noncurrent	1,000,000.00	1,000,000.00
Interest Receivable-Noncurrent	87,480.06	87,480.06
Total Other Assets	1,087,480.06	1,087,480.06
Total Assets	**1,633,324.15**	**1,638,141.09**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	63,468.03	12,638.00
A/P - Related Parties	0.00	<2,930.04>
ST Loan from Shareholders	<576.65>	0.00
Other Current Liabilities	0.00	15,000.00
Total Current Liabilities	62,891.38	24,707.96
Long-Term Liabilities		
Accrued Expenses	0.00	86,666.00
Interest Payable	0.00	5,720.56
Other Long Term Liabilities	0.00	185,055.00
Total Long-Term Liabilities	0.00	277,441.56
Total Liabilities	62,891.38	302,149.52
Stockholders' Equity:		
Common Stock	12,000.00	12,320.00
Additional Paid-in Capital	2,707,618.61	3,107,298.61
Retained Earnings	<560,649.44>	<1,149,185.84>
Net Income	<588,526.40>	<634,441.20>
Total Capital	1,570,442.77	1,335,991.57
Total Liabilities & Stockholders' Equity	**1,633,334.15**	**1,638,141.09**

Uranium Exploration Corporation
(An Exploration Stage Company)
Statement of Operation
For the period ending May 31, 2008 and May 31, 2009

	12 Months Ended May 31, 2009 (unaudited)	12 Months Ended May 31, 2010 (unaudited)	3 Months Ended Aug 31, 2010 (unaudited)
Revenues	$0.00	$0.00	$0.00
Expenses			
General and administrative	588,041	631,172	292,785
Mining Property exploration costs	3,496	3,269	16,381
Total expenses	591,536	634,441	309,166
Operating income (loss)	(591,536)	(634,441)	(309,166)
Non-operating income:			
Interest Income	0	0	0
Other Income	3,000	0	0
Net Income (loss)	($588,536)	($634,441)	($309,166)

II.
Agency Agreement


URANIUM
EXPLORATION CORPORATION

EXHIBIT II

Form of Selling Agency Agreement.

N/A – An Officer of the company will be offering the Securities for sale.

III.
Articles of Incorporation

EXHIBIT III

ARTICLES OF INCORPORATION
OF
Uranium Exploration Corporation

The undersigned, a natural person of the age of eighteen years or more, acting as sole incorporator of a corporation under the Nevada Revised Statues, does hereby adopt the following Articles of Incorporation:

ARTICLE 1.

The name of the corporation shall be "Uranium Exploration Corporation" (hereinafter called the "Corporation").

ARTICLE 2.

The Corporation shall have perpetual existence.

ARTICLE 3.

The purpose for which the Corporation is organized is to engage in any or all lawful business.

ARTICLE 4.

The total number of shares of stock that the Corporation shall have authority to issue is - 1,000 shares of common stock, $1.00 par value ("Common Stock").

ARTICLE 5.

Cumulative voting shall not be permitted. Preemptive rights shall not be permitted.

ARTICLE 6.

The Corporation will not commence business until it has received for the issuance of its shares consideration of the value of at least $1,000, consisting of money, labor done or property actually received.

ARTICLE 7.

Without necessity for action by its shareholders, the Corporation may purchase, directly or indirectly, its own shares to the extent of the aggregate of unrestricted capital surplus available therefor and unrestricted reduction surplus available therefor.

ARTICLE 8.

Section 8.1. The holders of at least a majority of the shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of the shareholders of the Corporation.

Section 8.2 No contract or other transaction between the Corporation and one or more of its directors, officers or security holders or between the Corporation and another corporation, partnership, joint venture, trust or other enterprise of which one or more of the Corporation's directors, officers or security holders are security holders, members, officers, directors or employees or in which they are otherwise interested, directly or indirectly, shall be invalid solely because of such relationship or solely because such a director, officer or security holder is present or participates in any meeting of the Board of Directors or Committee thereof authorizing the contract or other transaction or solely because his or her or their votes are counted for such purpose if (a) the material facts as to the person's relationship or interest and as to the contract or other transaction are known or disclosed to the Board of Directors or committee thereof, and such board or committee in good faith authorizes the contract or other transaction by the affirmative vote of a majority of the disinterested directors even though the disinterested directors are less than a quorum; or (b) the material facts as to his or their relationship or interest and as to the contract or other transaction are known or disclosed to the shareholders entitled to vote thereon, and the contract or other transaction is approved in good faith by a vote of the shareholders; or (c) the contract or other transaction is fair as to the Corporation as of the time the Corporation enters into such contract or other transaction.

ARTICLE 9.

The address of the initial registered office of the Corporation is Box 610., Goldfield, Nevada, 89501 and the name of the initial registered agent of the Corporation at such address is Nevada Agency & Trust Company, 50 West Liberty, Suite 880, Reno, Nevada, 89501. Either the registered office or the registered agent may be changed as permitted by law.

ARTICLE 10.

The initial Board of Directors shall consist of three (3) members who shall serve as directors until the first annual meeting of shareholders or until their successors shall have been elected and qualified, and whose name and address is as follows: Paul J. Burkett, Box 610, Goldfield, Nevada 89013, H. Thomas Winn, 3040 Post Oak Blvd., Suite 675, Houston, Texas 77056 and Cynthia C. Thompson, 3040 Post Oak Blvd., Suite 670, Houston, Texas 77056.

The number of directors of the Corporation may be increased or decreased in the manner provided in the bylaws of the Corporation; provided, that the number of directors shall never be less than one. In the interim between elections of directors by stockholders entitled to vote, all vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors though less than a quorum, in accordance with the bylaws of the Corporation.

ARTICLE 11.

Any action required by the State of Nevada, as amended, to be taken at any annual or special meeting of shareholders of the Corporation, or any action which may be taken at any annual or special meeting of shareholders of the Corporation, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holder or holders of shares having not less than the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

ARTICLE 12.

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors or a committee thereof, the Chairman of the Board, the President, and by holders of at least 50% of all shares entitled to vote at the proposed special meeting.

ARTICLE 13.

No director of the Corporation shall be liable to the Corporation or its shareholders or members for monetary damages for any act or omission in such director's capacity as a director, except for (i) a breach of such director's duty of loyalty to the Corporation or its shareholders or members; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Corporation, or an act or omission that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office; or (iv) an act or omission for which the liability of a director is expressly provided by an applicable statute

ARTICLE 14.

The Corporation shall indemnify all current and former directors and officers of the Corporation to the fullest extent of the applicable law.

ARTICLE 15.

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE 16.

The name and address of the incorporator of the Corporation is as follows: Diane Rogers, 3040 Post Oak Blvd., Suite 675, Houston, TX 77056.

IN WITNESS WHEREOF, I have hereunto set my hand this 6th day of December 2006.

By: Diane Rogers
Diane Rogers, Incorporator



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.380)

Filed in the office of	Document Number 20070137290-51
Ross Miller Secretary of State State of Nevada	Filing Date and Time 02/23/2007 3:16 PM
	Entity Number E0909472006-3

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:

Uranium Exploration Corporation

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 10.

The initial Board of Directors shall consist of two (2) members who shall serve as directors until the first annual meeting of shareholders or until their successors shall have been elected and qualified, and whose name and address is as follows: Paul J. Burkett, Box 610, Goldfield, Nevada 89013, H. Thomas Winn, 3040 Post Oak Blvd., Suite 675, Houston, Texas 77056.

3. The undersigned declare that they constitute at least two-thirds of the incorporators [ ], or of the board of directors [X] (check one box only)

4. Effective date of filing (optional): 2/21/07

(must not be later than 90 days after the certificate is filed)

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures (If more than two signatures, attach an 8 1/2" x 11" plain sheet with the additional signatures.)

X [signature] Signature

X Paul J. Burkett Signature

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend 78.380 2007
Revised on: 01/01/07



ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.380)



Filed in the office of	Document Number 20070368010-67
Ross Miller Secretary of State State of Nevada	Filing Date and Time 05/25/2007 6:11 AM
	Entity Number E0909472006-3

USE BLACK INK ONLY - DO NOT HIGHLIGHT ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.380 - Before Issuance of Stock)

1. Name of corporation:

Uranium Exploration Corporation

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE 4.

The total number of shares of stock that the Corporation shall have authority to issue is 5,000,000 shares of common stock, $0.01 par value ("Common Stock") and 5,000,000 shares of preferred stock, $0.01 par value ("Preferred Stock").

ARTICLE 10.

The initial Board of Directors shall consist of three (3) members who shall serve as directors until the first annual meeting of shareholders or until their successors shall have been elected and qualified, and whose name and address is as follows: Paul J. Burkett, Box 610, Goldfield, Nevada 89013, H. Thomas Winn, 5591 Beverly Hill, Houston, Texas 77056 and Cynthia C. Thompson, 5517 Fairdale Lane, Houston, Texas 77056.

3. The undersigned declare that they constitute **at least two-thirds** of the incorporators ☐, or of the board of directors ☒ (check one box only)

4. Effective date of filing (optional): 5/8/07

(must not be later than 90 days after the certificate is filed)

5. The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued.

6. Signatures (If more than two signatures, attach an 8 1/2" x 11" plain sheet with the additional signatures.)

X  Signature

X  Signature

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend 78.380 2007 Revised on: 01/01/07



090201



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20100890951-85
Ross Miller Secretary of State State of Nevada	Filing Date and Time 11/23/2010 8:56 AM
	Entity Number E0909472006-3

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

URANIUM EXPLORATION CORPORATION

2. The articles have been amended as follows: (provide article numbers, if available)

Article# 4

Change the total number of shares of common stock from 5,000,000 to 50,000,000 shares and the par value from $ 0.01 to $ 0.001 per share.

The number of shares of preferred stock remains at 5,000,000 with a par value of $ 0.01per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 100%

4. Effective date of filing: (optional) 10/27/10

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature]

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 3-6-09

IV.
Bylaws

EXHIBIT IV

BYLAWS
OF
URANIUM EXPLORATION CORPORATION
a Nevada corporation

ARTICLE 1.

DEFINITIONS

1.1 Definitions. Unless the context clearly requires otherwise, in these Bylaws:

(a) *"Articles of Incorporation"* means the Articles of Incorporation of Uranium Exploration Corporation as filed with the Secretary of State of the State of Nevada and includes all amendments thereto and restatements thereof subsequently filed.

(b) *"Board"* means the board of directors of the Company.

(c) *"Bylaws"* means these bylaws as adopted by the Board and includes amendments subsequently adopted by the Board or by the Stockholders.

(d) *"Company"* means Uranium Exploration Corporation, a Nevada corporation.

(e) *"Section"* refers to sections of these Bylaws.

(f) *"Stockholder"* means stockholders of record of the Company.

1.2 Offices. The title of an office refers to the person or persons who at any given time perform the duties of that particular office for the Company.

ARTICLE 2.

OFFICES

2.1 Principal Office. The Company may locate its principal office within or without the state of incorporation as the Board may determine.

2.2 Registered Office. The registered office of the Company required by law to be maintained in the state of incorporation may be, but need not be, the same as the principal place of business of the Company. The Board may change the address of the registered office from time to time.

2.3 Other Offices. The Company may have offices at such other places, either within or without the state of incorporation, as the Board may designate or as the business of the Company may require from time to time.

ARTICLE 3.

MEETINGS OF STOCKHOLDERS

3.1 Annual Meetings. The Stockholders of the Company shall hold their annual meetings for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings at such time, date and place as the Board shall determine by resolution.

3.2 Special Meetings. Special meetings of the Stockholders of the Company may only be called as directed in the Articles of Incorporation. No business may be transacted at such special meeting otherwise than specified in the resolution calling for the meeting. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, notice shall be given to the Stockholders entitled to vote, in accordance with the provisions of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this paragraph shall be construed as limiting, fixing, or affecting the time when a meeting of Stockholders may be held.

3.3 Place of Meetings. The Stockholders shall hold all meetings at such places, within or without the State of Nevada, as the Board or a committee of the Board shall specify in the notice or waiver of notice for such meetings.

3.4 Notice of Meetings. Except as otherwise required by law, the Board or a committee of the Board shall give notice of each meeting of Stockholders, whether annual or special, not less than 10 nor more than 60 days before the date of the meeting. The Board or a committee of the Board shall deliver a notice to each Stockholder entitled to vote at such meeting by delivering a typewritten or printed notice directed to him at his address as it appears on the records of the Company. If mailed, notice is given on the date deposited in the United States mail, postage prepaid, directed to the Stockholder at his address as it appears on the records of the Company. An affidavit of the Secretary or an Assistant Secretary or of the Transfer Agent of the Company that he has given notice shall constitute, in the absence of fraud, prima facie evidence of the facts stated therein. Every notice of a meeting of the Stockholders shall state the place, date and hour of the meeting and, in the case of a special meeting, also shall state the purpose or purposes of the meeting.

3.5 Notice of Stockholder Business and Nominations.

(a) Annual Meetings of Stockholders. (1) Nominations of persons for election to the Board of Directors of the Company and the proposal of business to be considered by the Stockholders may be made at an annual meeting of Stockholders (a) pursuant to the Company's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any Stockholder of the Company who was a Stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (a)(1) of this Bylaw, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a Stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the 60th

day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the Stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a Stockholder's notice as described above. Such Stockholder's notice shall set forth (a) as to each person whom the Stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such Stockholder, as they appear on the Company's books, and of such beneficial owner and (ii) the class and number of shares of the Company which are owned beneficially and of record by such Stockholder and such beneficial owner.

(b) General. (1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of Stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the Articles of Incorporation, or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

(2) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Notwithstanding the foregoing provisions of this Bylaw, a Stockholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and

regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights (i) of Stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or (ii) of the holders of any series of preferred stock to elect directors under specified circumstances.

3.6 Waiver of Notice. Whenever these Bylaws require written notice, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall constitute the equivalent of notice. Attendance of a person at any meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. No written waiver of notice need specify either the business to be transacted at, or the purpose or purposes of any regular or special meeting of the Stockholders, directors or members of a committee of the Board.

3.7 Adjournment of Meeting. When the Stockholders adjourn a meeting to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Stockholders may transact any business which they may have transacted at the original meeting. If the adjournment is for more than 30 days or, if after the adjournment, the Board or a committee of the Board fixes a new record date for the adjourned meeting, the Board or a committee of the Board shall give notice of the adjourned meeting to each Stockholder of record entitled to vote at the meeting.

3.8 Quorum. Except as otherwise required by law, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes at any meeting of the Stockholders. In the absence of a quorum at any meeting or any adjournment thereof, the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, or, in the absence therefrom of all the Stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting to another place, date or time.

3.9 Organization. Such person as the Board may have designated or, in the absence of such a person, the highest ranking officer of the Company who is present shall call to order any meeting of the Stockholders, determine the presence of a quorum, and act as chairman of the meeting. In the absence of the Secretary or an Assistant Secretary of the Company, the chairman shall appoint someone to act as the secretary of the meeting.

3.10 Conduct of Business. The chairman of any meeting of Stockholders shall determine the order of business and the procedure at the meeting, including such regulations of the manner of voting and the conduct of discussion as he deems in order.

3.11 List of Stockholders. At least 10 days before every meeting of Stockholders, the Secretary shall prepare a list of the Stockholders entitled to vote at the meeting or any adjournment thereof, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. The Company shall make the list available for examination by any Stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting, either at a place within the city where the meeting will take place or at the place designated in the notice of the meeting.

The Secretary shall produce and keep the list at the time and place of the meeting during the entire duration of the meeting, and any Stockholder who is present may inspect the list at the meeting. The list shall constitute presumptive proof of the identity of the Stockholders entitled to vote at the meeting and the number of shares each Stockholder holds.

A determination of Stockholders entitled to vote at any meeting of Stockholders pursuant to this Section shall apply to any adjournment thereof.

3.12 Fixing of Record Date. For the purpose of determining Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, or Stockholders entitled to receive payment of any dividend, or in order to make a determination of Stockholders for any other proper purpose, the Board or a committee of the Board may fix in advance a date as the record date for any such determination of Stockholders. However, the Board shall not fix such date, in any case, more than 60 days nor less than 10 days prior to the date of the particular action.

If the Board or a committee of the Board does not fix a record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders, the record date shall be at the close of business on the day next preceding the day on which notice is given or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held or the date on which the Board adopts the resolution declaring a dividend.

3.13 Voting of Shares. Each Stockholder shall have one vote for every share of stock having voting rights registered in his name on the record date for the meeting. The Company shall not have the right to vote treasury stock of the Company, nor shall another corporation have the right to vote its stock of the Company if the Company holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation. Persons holding stock of the Company in a fiduciary capacity shall have the right to vote such stock. Persons who have pledged their stock of the Company shall have the right to vote such stock unless in the transfer on the books of the Company the pledgor expressly empowered the pledgee to vote such stock. In that event, only the pledgee, or his proxy, may represent such stock and vote thereon.

A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections of Directors and, except when the law or Articles of Incorporation requires otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all other matters.

Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class.

Upon demand by a Stockholder entitled to vote, or his proxy, the Stockholders shall vote by ballot. In that event, each ballot shall state the name of the Stockholder or proxy voting, the number of shares voted and such other information as the Company may require under the procedure established for the meeting.

3.14 Inspectors. At any meeting in which the Stockholders vote by ballot, the chairman may appoint one or more inspectors. Each inspector shall take and sign an oath to execute the duties of inspector at such meeting faithfully, with strict impartiality, and according to the best of his ability. The inspectors shall ascertain the number of shares outstanding and the voting power of each; determine the shares represented at a meeting and the validity of proxies and ballots; count all votes and ballots; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots. The certification required herein shall take the form of a subscribed, written report prepared by the inspectors and delivered to the Secretary of the Company. An inspector need not be a Stockholder of the Company, and any officer of the Company may be an inspector on any question other than a vote for or against a proposal in which he has a material interest.

3.15 Proxies. A Stockholder may exercise any voting rights in person or by his proxy appointed by an instrument in writing, which he or his authorized attorney-in-fact has subscribed and which the proxy has delivered to the secretary of the meeting pursuant to the manner prescribed by law.

A proxy is not valid after the expiration of 13 months after the date of its execution, unless the person executing it specifies thereon the length of time for which it is to continue in force (which length may exceed 12 months) or limits its use to a particular meeting. Each proxy is irrevocable if it expressly states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

The attendance at any meeting of a Stockholder who previously has given a proxy shall not have the effect of revoking the same unless he notifies the Secretary in writing prior to the voting of the proxy.

3.16 Action by Consent. Any action required to be taken at any annual or special meeting of stockholders of the Company or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company by delivery to its registered office, its principal place of business, or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested.

Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section to the Company, written consents signed by a sufficient number of holders to take action are delivered to the Company by delivery to its registered office, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Company's registered office shall be by hand or by certified or registered mail, return receipt requested.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE 4.

BOARD OF DIRECTORS

4.1 General Powers. The Board shall manage the property, business and affairs of the Company.

4.2 Number. The number of directors who shall constitute the Board shall equal not less than one, and shall be determined by the Board of Directors by resolution from time to time.

4.3 Election of Directors and Term of Office. The Stockholders of the Company shall elect the directors at the annual or adjourned annual meeting (except as otherwise provided herein for the filling of vacancies). Each director shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

4.4 Resignations. Any director of the Company may resign at any time by giving written notice to the Board or to the Secretary of the Company. Any resignation shall take effect upon receipt or at the time specified in the notice. Unless the notice specifies otherwise, the effectiveness of the resignation shall not depend upon its acceptance.

4.5 Removal. Stockholders holding a majority of the outstanding shares entitled to vote at an election of directors may remove any director or the entire Board of Directors at any time, with or without cause.

4.6 Vacancies. A majority of the remaining directors, although less than a quorum, or a sole remaining director may fill any vacancy on the Board, whether because of death, resignation, disqualification, an increase in the number of directors, or any other cause. Any director elected to fill a vacancy shall hold office until his death, resignation, retirement, removal, or disqualification, or until his successor shall have been elected and qualified.

4.7 Chairman of the Board. At the initial and annual meeting of the Board, the directors may elect from their number a Chairman of the Board of Directors. The Chairman shall preside at all meetings of the Board and shall perform such other duties as the Board may direct. The Board also may elect a Vice Chairman and other officers of the Board, with such powers and duties as the Board may designate from time to time.

4.8 Compensation. The Board may compensate directors for their services and may provide for the payment of all expenses the directors incur by attending meetings of the Board or otherwise.

ARTICLE 5.

MEETINGS OF DIRECTORS

5.1 Regular Meetings. The Board may hold regular meetings at such places, dates and times as the Board shall establish by resolution. If any day fixed for a meeting falls on a legal holiday, the Board shall hold the meeting at the same place and time on the next succeeding business day. The Board need not give notice of regular meetings.

5.2 Place of Meetings. The Board may hold any of its meetings in or out of the State of Nevada, at such places as the Board may designate, at such places as the notice or waiver of notice of any such meeting may designate, or at such places as the persons calling the meeting may designate.

5.3 Meetings by Telecommunications. The Board or any committee of the Board may hold meetings by means of conference telephone or similar telecommunications equipment that enable all persons participating in the meeting to hear each other. Such participation shall constitute presence in person at such meeting.

5.4 Special Meetings. The Chairman of the Board, the President, or a majority of the directors then in office may call a special meeting of the Board. The person or persons authorized to call special meetings of the Board may fix any place, either in or out of the State of Nevada as the place for the meeting.

5.5 Notice of Special Meetings. The person or persons calling a special meeting of the Board shall give written notice to each director of the time, place, date and purpose of the meeting of not less than three business days if by mail and not less than 24 hours if by facsimile or in person before the date of the meeting. If mailed, notice is given on the date deposited in the United States mail, postage prepaid, to such director. A director may waive notice of any special meeting, and any meeting shall constitute a legal meeting without notice if all the directors are present or if those not present sign either before or after the meeting a written waiver of notice, a consent to such meeting, or an approval of the minutes of the meeting. A notice or waiver of notice need not specify the purposes of the meeting or the business that the Board will transact at the meeting.

5.6 Waiver by Presence. Except when expressly for the purpose of objecting to the legality of a meeting, a director's presence at a meeting shall constitute a waiver of notice of such meeting.

5.7 Quorum. A majority of the directors then in office shall constitute a quorum for all purposes at any meeting of the Board. In the absence of a quorum, a majority of directors present at any meeting may adjourn the meeting to another place, date or time without further notice. No proxies shall be given by directors to any person for purposes of voting or establishing a quorum at a directors meetings.

5.8 Conduct of Business. The Board shall transact business in such order and manner as the Board may determine. Except as the law requires otherwise, the Board shall determine all matters by the vote of a majority of the directors present at a meeting at which a quorum is present. The directors shall act as a Board, and the individual directors shall have no power as such.

5.9 Action by Consent. The Board or a committee of the Board may take any required or permitted action without a meeting if all members of the Board or committee consent thereto in writing and file such consent with the minutes of the proceedings of the Board or committee.

ARTICLE 6.

COMMITTEES

6.1 Committees of the Board. The Board may designate, by a vote of a majority of the directors then in office, committees of the Board. The committees shall serve at the pleasure of the Board and shall possess such lawfully delegable powers and duties as the Board may confer.

6.2 Selection of Committee Members. The Board shall elect by a vote of a majority of the directors then in office a director or directors to serve as the member or members of a committee. By the same vote, the Board may designate other directors as alternate members who may replace any absent or disqualified member at any meeting of a committee. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may appoint by unanimous vote another member of the Board to act at the meeting in the place of the absent or disqualified member.

6.3 Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as the law or these Bylaws require otherwise. Each committee shall make adequate provision for notice of all meetings to members. A majority of the members of the committee shall constitute a quorum, unless the committee consists of one or two members. In that event, one member shall constitute a quorum. A majority vote of the members present shall determine all matters. A committee may take action without a meeting if all the members of the committee consent in writing and file the consent or consents with the minutes of the proceedings of the committee.

6.4 Authority. Any committee, to the extent the Board provides, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the affixation of the Company's seal to all instruments which may require or permit it. However, no committee shall have any power or authority with regard to amending the Articles of Incorporation, adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Company's property and assets, recommending to the Stockholders a dissolution of the Company or a revocation of a dissolution of the Company, or amending these Bylaws of the Company. Unless a resolution of the Board expressly provides, no committee shall have the power or authority to declare a dividend, to authorize the issuance of stock, or to adopt a certificate of ownership and merger.

6.5 Minutes. Each committee shall keep regular minutes of its proceedings and report the same to the Board when required.

ARTICLE 7.
OFFICERS

7.1 Officers of the Company. The officers of the Company shall consist of a President, a Secretary and such Vice Presidents, Assistant Secretaries, Assistant Treasurers, and other officers as the Board may designate and elect from time to time. The same person may hold at the same time any two or more offices, except the offices of President and Secretary.

7.2 Election and Term. The Board shall elect the officers of the Company. Each officer shall hold office until his death, resignation, retirement, removal or disqualification, or until his successor shall have been elected and qualified.

7.3 Compensation of Officers. The Board shall fix the compensation of all officers of the Company. No officer shall serve the Company in any other capacity and receive compensation, unless the Board authorizes the additional compensation.

7.4 Removal of Officers and Agents. The Board may remove any officer or agent it has elected or appointed at any time, with or without cause.

7.5 Resignation of Officers and Agents. Any officer or agent the Board has elected or appointed may resign at any time by giving written notice to the Board, the Chairman of the Board, the President, or the Secretary of the Company. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified. Unless otherwise specified in the notice, the Board need not accept the resignation to make it effective.

7.6 Bond. The Board may require by resolution any officer, agent, or employee of the Company to give bond to the Company, with sufficient sureties conditioned on the faithful performance of the duties of his respective office or agency. The Board also may require by resolution any officer, agent or employee to comply with such other conditions as the Board may require from time to time.

7.7 President. The President shall be the chief operating officer of the Company and, subject to the Board's control, shall supervise and direct all of the business and affairs of the Company. When present, he shall sign (with or without the Secretary, an Assistant Secretary, or any other officer or agent of the Company which the Board has authorized) deeds, mortgages, bonds, contracts or other instruments which the Board has authorized an officer or agent of the Company to execute. However, the President shall not sign any instrument which the law, these Bylaws, or the Board expressly require some other officer or agent of the Company to sign and execute. In general, the President shall perform all duties incident to the office of President and such other duties as the Board may prescribe from time to time.

7.8 Vice Presidents. In the absence of the President or in the event of his death, inability or refusal to act, the Vice Presidents in the order of their length of service as Vice Presidents, unless the Board determines otherwise, shall perform the duties of the President. When acting as the President, a Vice President shall have all the powers and restrictions of the Presidency. A Vice President shall perform such other duties as the President or the Board may assign to him from time to time.

7.9 Secretary. The Secretary shall (a) keep the minutes of the meetings of the Stockholders and of the Board in one or more books for that purpose, (b) give all notices which these Bylaws or the law requires, (c) serve as custodian of the records and seal of the Company, (d) affix the seal of the corporation to all documents which the Board has authorized execution on behalf of the Company under seal, (e) maintain a register of the address of each Stockholder of the Company, (f) sign, with the President, a Vice President, or any other officer or agent of the Company which the Board has authorized, certificates for shares of the Company, (g) have charge of the stock transfer books of the Company, and (h) perform all duties which the President or the Board may assign to him from time to time.

7.10 Assistant Secretaries. In the absence of the Secretary or in the event of his death, inability or refusal to act, the Assistant Secretaries in the order of their length of service as Assistant Secretary, unless the Board determines otherwise, shall perform the duties of the Secretary. When acting as the Secretary, an Assistant Secretary shall have the powers and restrictions of the Secretary. An Assistant Secretary shall perform such other duties as the President, Secretary or Board may assign from time to time.

7.11 Treasurer. The Treasurer shall (a) have responsibility for all funds and securities of the Company, (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, (c) deposit all moneys in the name of the Company in depositories which the Board selects, and (d) perform all of the duties which the President or the Board may assign to him from time to time.

7.12 Assistant Treasurers. In the absence of the Treasurer or in the event of his death, inability or refusal to act, the Assistant Treasurers in the order of their length of service as Assistant Treasurer, unless the Board determines otherwise, shall perform the duties of the Treasurer. When acting as the Treasurer, an Assistant Treasurer shall have the powers and restrictions of the Treasurer. An Assistant Treasurer shall perform such other duties as the Treasurer, the President, or the Board may assign to him from time to time.

7.13 Delegation of Authority. Notwithstanding any provision of these Bylaws to the contrary, the Board may delegate the powers or duties of any officer to any other officer or agent.

7.14 Action with Respect to Securities of Other Corporations. Unless the Board directs otherwise, the President shall have the power to vote and otherwise act on behalf of the Company, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which the Company holds securities. Furthermore, unless the Board directs otherwise, the President shall exercise any and all rights and powers which the Company possesses by reason of its ownership of securities in another corporation.

7.15 Vacancies. The Board may fill any vacancy in any office because of death, resignation, removal, disqualification or any other cause in the manner which these Bylaws prescribe for the regular appointment to such office.

ARTICLE 8.

CONTRACTS, LOANS, DRAFTS, DEPOSITS AND ACCOUNTS

8.1 Contracts. The Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name and on behalf of the Company. The Board may make such authorization general or special.

8.2 Loans. Unless the Board has authorized such action, no officer or agent of the Company shall contract for a loan on behalf of the Company or issue any evidence of indebtedness in the Company's name.

8.3 Drafts. The President, any Vice President, the Treasurer, any Assistant Treasurer, and such other persons as the Board shall determine shall issue all checks, drafts and other orders for the payment of money, notes and other evidences of indebtedness issued in the name of or payable by the Company.

8.4 Deposits. The Treasurer shall deposit all funds of the Company not otherwise employed in such banks, trust companies, or other depositories as the Board may select or as any officer, assistant, agent or attorney of the Company to whom the Board has delegated such power may select. For the purpose of deposit and collection for the account of the Company, the President or the Treasurer (or any other officer, assistant, agent or attorney of the Company whom the Board has authorized) may endorse, assign and deliver checks, drafts and other orders for the payment of money payable to the order of the Company.

8.5 General and Special Bank Accounts. The Board may authorize the opening and keeping of general and special bank accounts with such banks, trust companies, or other depositories as the Board may select or as any officer, assistant, agent or attorney of the Company to whom the Board has delegated such power may select. The Board may make such special rules and regulations with respect to such bank accounts, not inconsistent with the provisions of these Bylaws, as it may deem expedient.

ARTICLE 9.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

9.1 Certificates for Shares. Every owner of stock of the Company shall have the right to receive a certificate or certificates, certifying to the number and class of shares of the stock of the Company which he owns. The Board shall determine the form of the certificates for the shares of stock of the Company. The Secretary, transfer agent, or registrar of the Company shall number the certificates representing shares of the stock of the Company in the order in which the Company issues them. The President or any Vice President and the Secretary or any Assistant Secretary shall sign the certificates in the name of the Company. Any or all certificates may contain facsimile signatures. In case any officer, transfer agent, or registrar who has signed a certificate, or whose facsimile signature appears on a certificate, ceases to serve as such officer, transfer agent, or registrar before the Company issues the certificate, the Company may issue the certificate with the same effect as though the person who signed such certificate, or whose facsimile signature appears on the certificate, was such officer, transfer agent, or registrar at the date of issue. The Secretary, transfer agent, or registrar of the Company shall keep a record in the stock transfer books of the Company of the names of the persons, firms or corporations owning the stock represented by the certificates, the number and class of shares represented by the certificates and the dates thereof and, in the case of cancellation, the dates of cancellation. The Secretary, transfer agent, or registrar of the Company shall cancel every certificate surrendered to the Company for exchange or transfer. Except in the case of a lost, destroyed, stolen or mutilated certificate, the Secretary, transfer agent, or registrar of the Company shall not issue a new certificate in exchange for an existing certificate until he has cancelled the existing certificate.

9.2 Transfer of Shares. A holder of record of shares of the Company's stock, or his attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary, transfer agent or registrar of the Company, may transfer his shares only on the stock transfer books of the Company. Such person shall furnish to the Secretary, transfer agent, or registrar of the Company proper evidence of his authority to make the transfer and shall properly endorse and surrender for cancellation his existing certificate or certificates for such shares. Whenever a holder of record of shares of the Company's stock makes a transfer of shares for collateral security, the Secretary, transfer agent, or registrar of the Company shall state such fact in the entry of transfer if the transferor and the transferee request.

9.3 Lost Certificates. The Board may direct the Secretary, transfer agent, or registrar of the Company to issue a new certificate to any holder of record of shares of the Company's stock claiming that he has lost such certificate, or that someone has stolen, destroyed or mutilated such certificate, upon the receipt of an affidavit from such holder to such fact. When authorizing the issue of a new certificate, the Board, in its discretion may require as a condition precedent to the issuance that the owner of such certificate give the Company a bond of indemnity in such form and amount as the Board may direct.

9.4 Regulations. The Board may make such rules and regulations, not inconsistent with these Bylaws, as it deems expedient concerning the issue, transfer and registration of certificates for shares of the stock of the corporation. The Board may appoint or authorize any officer or officers to appoint one or more transfer agents, or one or more registrars, and may require all certificates for stock to bear the signature or signatures of any of them.

9.5 Holder of Record. The Company may treat as absolute owners of shares the person in whose name the shares stand of record as if that person had full competency, capacity and authority to exercise all rights of ownership, despite any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation, or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate. However, the Company may treat any person furnishing proof of his appointment as a fiduciary as if he were the holder of record of the shares.

9.6 Treasury Shares. Treasury shares of the Company shall consist of shares which the Company has issued and thereafter acquired but not canceled. Treasury shares shall not carry voting or dividend rights.

ARTICLE 10.

INDEMNIFICATION

10.1 The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner in which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

10.2 The Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

10.3 To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 10.1 and 10.2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

10.4 Any indemnification under subsections 10.1 and 10.2 of this Article (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections 10.1 and 10.2 of this Article. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

10.5 Expenses (including attorneys' fees) incurred by an officer or director in defending in a civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized by this Article. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

10.6 The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

10.7 The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liability under this Article.

10.8 For purposes of this section references to "the Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

10.9 The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

10.10 Nothing contained in this Article 10, or elsewhere in these Bylaws, shall operate to indemnify any director or officer is such indemnification is contrary to law, either as a matter of public policy, or under the provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable state or Federal law.

ARTICLE 11.

TAKEOVER OFFERS

In the event the Company receives a takeover offer, the Board of Directors shall consider all relevant factors in evaluating such offer, including, but not limited to, the terms of the offer, and the potential economic and social impact of such offer on the Company's stockholders, employees, customers, creditors and community in which it operates.

ARTICLE 12.

NOTICES

12.1 General. Whenever these Bylaws require notice to any Stockholder, director, officer or agent, such notice does not mean personal notice. A person may give effective notice under these Bylaws in every case by depositing a writing in a post office or letter box in a postpaid, sealed wrapper, or by dispatching a prepaid telegram addressed to such Stockholder, director, officer or agent at his address on the books of the Company. Unless these Bylaws expressly provide to the contrary, the time when the person sends notice shall constitute the time of the giving of notice.

12.2 Waiver of Notice. Whenever the law or these Bylaws require notice, the person entitled to said notice may waive such notice in writing, either before or after the time stated therein.

ARTICLE 13.

MISCELLANEOUS

13.1 Facsimile Signatures. In addition to the use of facsimile signatures which these Bylaws specifically authorize, the Company may use such facsimile signatures of any officer or officers, agents or agent, of the Company as the Board or a committee of the Board may authorize.

13.2 Corporate Seal. The Board may provide for a suitable seal containing the name of the Company, of which the Secretary shall be in charge. The Treasurer, any Assistant Secretary, or any Assistant Treasurer may keep and use the seal or duplicates of the seal if and when the Board or a committee of the Board so directs.

13.3 Fiscal Year. The Board shall have the authority to fix and change the fiscal year of the Company.

ARTICLE 14.

AMENDMENTS

Subject to the provisions of the Articles of Incorporation, the Stockholders or the Board may amend or repeal these Bylaws at any meeting.

The undersigned hereby certifies that the foregoing constitutes a true and correct copy of the Bylaws of the Company as adopted by the Directors on the 10th day of December, 2006.



Cynthia C. Thompson, Secretary

V.
Capital Stock Resolutions

EXHIBIT V

CONSENT TO ACTION WITHOUT MEETING OF
THE BOARD OF DIRECTORS
OF URANIUM EXPLORATION CORPORATION

June 1, 2009

Pursuant to Section 78.315 of the Nevada Revised Statutes, which authorizes the taking of action by written consent of the Directors without a meeting, the undersigned, constituting all of the Directors of Uranium Exploration Corporation, a Nevada corporation ("Company"), hereby acknowledge the following statements and give their written consent and take the following action:

WHEREAS, The Board is desirous of increasing the number of shares of common stock

RESOLVED, Authorizes a change to the Articles of Incorporation, Article 4, effective immediately, to accomplish a forward split of its common stock at a ten to one ratio, thereby increasing the number of shares from 5,000,000 to 50,000,000 shares, and decreasing the par value from $ 0.01 to $ 0.001. The number of shares of preferred stock remains at 5,000,000.



Roy Davis, President



H. Thomas Winn, Chairman



Cynthia C. Thompson, Secretary

**CONSENT TO ACTION WITHOUT MEETING OF
THE BOARD OF DIRECTORS
OF URANIUM EXPLORATION CORPORATION**

Pursuant to Section 78.315 of the Nevada Revised Statutes, which authorizes the taking of action by written consent of the Directors, the undersigned, constituting all of the Directors of Uranium Exploration Corporation, a Nevada corporation ("Corporation" or "Company"), hereby acknowledge the following statements and give their written consent and take the following action:

WHEREAS, the Board of Directors believes it is in the best interests of the Company to increase in the number of shares of common stock from 1,000 shares @ $ 0.01 par value to 5,000,000 shares at $0.01 par value.

RESOLVED: Authorizes an increase the number of shares of common stock from 1,000 to 5,000,000.

WHEREAS, the Board of Directors believes it is in the best interest of the Company to issue preferred stock

RESOLVED: Authorizes issuance of 5,000,000 shares of preferred stock at $ 0.01 par value

RESOLVED FURTHER, IN WITNESS WHEREOF, the undersigned, being a quorum of the Board of Directors of Uranium Exploration Corporation, do hereby execute this Consent effective this, the 8th day of May 2007.



Paul J. Burkett, Chairman



Roy Davis, Director



H Thomas Winn, Director



Cynthia C Thompson, Director/Secretary

VI.
Bonus Shares/Warrants

EXHIBIT VI

Presentation Date____________________


URANIUM
EXPLORATION CORPORATION

Bonus Shares and Warrants

Bonus Share Details

For investors that make a verbal commitment to invest within ten days of their initial presentation, the following bonus shares are offered:

Potential Investor: ____

☐ **$15,000 INVESTMENT**:

Bonus Shares: For an investment at $15,000 and above, shareholders receive 10% additional shares. At $1.25 per share, on a $15,000 investment (12,000 shares) that equals 1,200 additional shares.

☐ **$25,000 INVESTMENT**:

Bonus Shares: For an investment at $25,000 and above, shareholders receive 10% additional shares. At $1.25 per share, on a $25,000 investment (20,000 shares) that equals 2,000 additional shares.

Stock Warrants in Uranium Exploration Corporation: Investors at $25,000 and above receive 1 stock warrant at $2.00 per share and 1 stock warrant at $3.00 per share for every share purchased, at no additional cost. For example:

- A $25,000, investment receives:
  - 20,000 warrants at $2.00 per share
  - 20,000 warrants at $3.00 per share
- A $100,000, investment receives:
  - 80,000 warrants at $2.00 per share
  - 80,000 warrants at $3.00 per share

A warrant is an option to buy stock in a company at a pre-determined share price. Warrants are valid until September 12, 2013

Commitment Deadline for Bonus Shares: ____________________________________

____

Authorized Agent for Uranium Exploration Corporation

12919 Southwest Freeway, Suite 110, Stafford, TX 77477

VII.
Specimen of Security

EXHIBIT VII

The securities represented by this certificate have not [illegible]
[illegible]
corporation shall have been furnished with [illegible]
of counsel, satisfactory to counsel for the [illegible]
registration is not required under any such [illegible]

ORGANIZED UNDER THE LAWS OF THE STATE OF NEVADA







URANIUM EXPLORATION CORPORATION

COMMON STOCK

The Corporation is Authorized to Issue 50,000,000 Shares Common Stock - Par Value $0.001 Per Share

SPECIMEN

This Certifies that ______________________ is the owner of ______________________ fully paid and non-assessable Shares of the Common Stock of URANIUM EXPLORATION CORPORATION transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated ______________________


CORPORATE
SEAL
2010
DELAWARE

______________________ SECRETARY

______________________ PRESIDENT

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended ("Securities Act") or any state securities act. The securities have been acquired for investment and may not be sold, transferred, pledged or hypothecated unless (i) they shall have been registered under the Securities Act and any applicable state securities act, or (ii) the corporation shall have been furnished with an opinion of counsel, satisfactory to counsel for the corporation, that registration is not required under any such act."

For Value Received, ______________________________ *hereby sells,*
TRANSFEROR NAME

assigns and transfers unto ______________________________
ASSIGNEE NAME | PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____
ASSIGNEE ADDRESS

______________________________ *represented by the within Certificate, and hereby*
AMOUNT OF SHARES, UNITS OR OTHER OWNERSHIP INTEREST

irrevocably constitute and appoint ______________________________

Attorney to transfer said ownership on the books of the within named Company with full power of substitution in the premises.

Dated ______________________________

NOTICE:
The signature to this assignment must correspond with the name as written upon the face of this certificate in every particular without any alteration or change.

____
Witness Signature

____
Transferor Signature

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with rights of survivorship and not as tenants in common
UNIF GIFT MIN ACT - .....Custodian....... (Minor) under Uniform Gifts to Minors Act............(State)

VIII.
Service of Process

EXHIBIT VIII

Form U-2

Form U-2 Uniform Consent to Service of Process

KNOW ALL MEN BY THESE PRESENTS:

That the undersigned Uranium Exploration Corporation, (X) a corporation), (a partnership), a ( ) organized under the laws of Nevada or (an individual), [strike out inapplicable nomenclature] for purposes of complying with the laws of the States indicated hereunder relating to either the registration or sale of securities, hereby irrevocably appoints the officers of the States so designated hereunder and their successors in such offices, its attorney in those States so designated upon whom may be served any notice, process or pleading in any action or proceeding against it arising out of, or in connection with, the sale of securities or out of violation of the aforesaid laws of the States so designated; and the undersigned does hereby consent that any such action or proceeding against it may be commenced in any court of competent jurisdiction and proper venue within the States so designated hereunder by service of process upon the officers so designated with the same effect as if the undersigned was organized or created under the laws of that State and have been served lawfully with process in that State.

It is requested that a copy of any notice, process or pleading served hereunder be mailed to:
Cynthia C. Thompson
(Name)
12919 Southwest Freeway, Suite 110, Stafford, Texas 77477
(Address)

Place an "X" before the names of all the States for which the person executing this form is appointing the designated Officer of each State as its attorney in that State for receipt of service of process:

___AL Secretary of State

___AK Administrator of the Division of Banking and Corporations, Department of Commerce and Economic Development

___AZ The Corporation Commission

___AR The Securities Commissioner

___CA Commissioner of Corporations

X CO Securities Commissioner

___CT Banking Commissioner

___DE Securities Commissioner

___DC Dept. of Insurance, Securities and Banking

___KY Director, Division of Securities

___LA Commissioner of Securities

__FL Dept. of Banking and Finance

__GA Commissioner of Securities

___GUAM Administrator, Department of Finance

___HI Commissioner of Securities

___ID Director, Department of Finance

___IL Secretary of State

___IN Secretary of State

___IA Commissioner of Insurance

___KS Secretary of State

___OH Secretary of State

___OR Director, Department of Insurance and Finance

___ME	Administrator, Securities Division	___OK	Securities Administrator
___MD	Commissioner of the Division of Securities	___PA	Pennsylvania does not require filing of a Consent to Service of Process
___MA	Secretary of State	___PR	Commissioner of Financial Institutions
___MI	Commissioner, Office of Financial and Insurance Services	___RI	Director of Business Regulation
___MN	Commissioner of Commerce	___SC	Securities Commissioner
___MS	Secretary of State	___SD	Director of the Division of Securities
___MO	Securities Commissioner	___TN	Commissioner of Commerce and Insurance
___MT	State Auditor and Commissioner of Insurance	___TX	Securities Commissioner
___NE	Director of Banking and Finance	___UT	Director, Division of Securities
___NV	Secretary of State	___VT	Commissioner of Banking, Insurance, Securities & Health Administration
___NH	Secretary of State	___VA	Clerk, State Corporation Commission
___NJ	Chief, Securities Bureau	___WA	Director of the Department of Licensing
		___WV	Commissioner of Securities
___NM	Director, Securities Division		
___NY	Secretary of State	___WI	Department of Financial Institutions, Division of Securities
___NC	Secretary of State	___WY	Secretary of State
___ND	Securities Commissioner		

Dated this________________________________ day of _______________________, 20___
(SEAL)



By: Roy Davis
President/CEO
Title

CORPORATE ACKNOWLEDGMENT

State ~~or Province~~ of Nevada)
County of Clark) ss.

On this 3rd day of December, 2010 before me Belkies Ayvazyan the undersigned officer, personally appeared Roy Davis ~~known~~ proved personally to me to be the President (Title) of the above named corporation and acknowledged that he, as an officer being authorized so to do, executed the foregoing instrument for the purposes therein contained, by signing the name of the corporation by himself as an officer.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.


NOTARY PUBLIC
STATE OF NEVADA
County of Clark
BELKIES AYVAZYAN
No: 05-98745-1
My Appointment Expires July 22, 2013

Notary Public/Commissioner of Oath
My Commission Expires July 22, 2013

(SEAL)

INDIVIDUAL OR PARTNERSHIP ACKNOWLEDGMENT

State or Province of ___________)
County of ___________________) ss.

On this _______day of ______________, 20______, before me, _______________, the undersigned officer, personally appeared ____________________________ to me personally known and known to me to be the same person(s) whose name(s) is (are) signed to the foregoing instrument, and acknowledged the execution thereof for the uses and purposes therein set forth.

In WITNESS WHEREOF I have hereunto set my hand and official seal.

Notary Public/Commissioner of Oaths
My Commission Expires_____________

(SEAL)

Form U-2A

Uniform Corporate Resolution
Uniform Form of Corporate Resolution of

URANIUM EXPLORATION CORPORATION
(Name of Corporation)

RESOLVED, that it is desirable and in the best interest of this Corporation that its securities be qualified or registered for sale in various states; that the President or any Vice President and the Secretary or any Assistant Secretary hereby are authorized to determine the states in which appropriate action shall be taken to qualify or register for sale all or such part of the securities of this Corporation as said officers may deem advisable; that said officers are hereby authorized to perform on behalf of this Corporation any and all such acts as they deem necessary or advisable in order to comply with the applicable laws of any such states, and in connection therewith to execute and file all requisite papers and documents, including, but not limited to, applications, reports, surety bonds, irrevocable consents and appointments of attorneys for service of process; and the execution by such officers of any such paper or document or the doing by them of any act in connection with the foregoing matters shall conclusively establish their authority from this Corporation and the approval and ratification by this Corporation of the papers and documents so executed and the action so taken.

CERTIFICATE

The undersigned hereby certifies that he/she is the Cynthia C. Thompson, Secretary of Uranium Exploration Corporation, a corporation organized and existing under the laws of the State of Nevada; that the foregoing is a true and correct copy of a resolution duly adopted at a meeting of the Board of Directors of said corporation held on the 30th day of November, 2010, at which meeting a quorum was at all times present and acting; that the passage of said resolution was in all respects legal; and that said resolution is in full force and effect.

Dated this 30th day of November, 2010.



Secretary


SEAL
2006
NEVADA

IX.
Sales Material

EXHIBIT IX


URANIUM
EXPLORATION CORPORATION

SUBSCRIPTION AGREEMENT
Uranium Exploration Corporation
12919 Southwest Freeway, Suite 110
Stafford, TX 77477

1. Subscription

The undersigned hereby subscribes for shares of Common Stock in Uranium Exploration Corporation (the "Company"), whose purpose is to explore, identify and prove up additional reserves.

2. Representations and Warranties

The undersigned represents and warrants that:

a. The undersigned and the undersigned's professional advisor, if any, have carefully reviewed the Prospectus covering an offering of shares in the Company (the Offering").
b. The Company, its officers, directors and employees has satisfactorily answered all questions from the undersigned and the undersigned's professional advisor regarding the Offering and made available to them any additional information necessary to verify the information in the Prospectus.
c. The undersigned has relied solely upon the information contained in the Prospectus in subscribing for shares of Common Stock.
d. The undersigned understands that the Company may reject subscriptions in whole or in part for any reason, and that all funds from rejected subscriptions will be returned without interest or deduction. Also, subscribers may not revoke subscriptions.
e. The undersigned understands that the Offering will terminate by September 30, 2011, unless extended an additional 120 days by the Company in its sole discretion without notice.
f. The undersigned agrees to be bound by all the terms and conditions of this Agreement.
g. The undersigned has not distributed (and will not distribute) the Prospectus to anyone other than the undersigned's advisor(s).
h. The undersigned understands that an investment in the shares is subject to certain risks, including those described in the Prospectus in "Risk Factors".
i. The undersigned understands that the Company will have complete discretion in investing and managing the proceeds of the Offering, and that the undersigned must rely solely on the judgment and ability of the Company with respect to the investment of such proceeds.
j. The undersigned is able to bear the economic risk of the investment, including a complete loss of the investment.
k. The undersigned understands that the shares lack liquidity, that there will be no immediate public market for the shares.

3. Miscellaneous

a. Notices given under this agreement must be in writing and will be deemed served when personally delivered to the party or when mailed by registered or certified mail; return receipt requested, postage prepaid, to the party at the address set forth below or at other addresses specified by written notice served in accordance with this paragraph.

b. This Agreement will be governed by Nevada law.

c. This Agreement will be binding upon the successors and assignees of the undersigned.

d. This Agreement expresses the entire understanding of the parties regarding its subject matter

e. If any provision of this Agreement is held unenforceable as applies to any circumstances, the remainder of this Agreement and the application of the provision to other circumstance will be interpreted so as best to effect the intent of the parties.

4. <u>Subscription for Shares of Common Stock</u>

The undersigned subscribes for _______________shares at $_________ and hereby delivers a cashiers check, money order or personal check in the amount of $____________.

Checks should be made out to Uranium Exploration Corporation - Escrow Account and be delivered, together with the completed and signed Subscription Agreement to Uranium Exploration Corporation, 12919 Southwest Freeway, Suite 110, Stafford, TX 77477

The Shares should be registered as follows:

Name: ____

As (check one)

______Minor with adult custodian	______Minor with adult custodian	______Joint Tenants
______Partnership	______Trust	______Minor with adult custodian Under the Uniform Gift to Minors Act
______Corporation	______Other	

PLEASE TYPE OR PRINT NAME AND ADDRESS INFORMATION

____

Name(s) in which shares are to be registered

____

Social Security or Tax Identification Number(s)

The undersigned has executed this Subscription Agreement on ______________________, 20____.

____

Signature

____

Street Address City, State, Zip Telephone Number

____

Email Address Date of Birth

AUTHORIZED URANIUM EXPLORATION OFFICER

______________________________ ______________________

Authorized Uranium Exploration Officer Date

The securities represented by this certificate have not [illegible] Act and any applicable state securities [illegible] corporation shall have been furnished [illegible] of counsel, satisfactory to counsel for the [illegible] registration is not required under any such [illegible]

ORGANIZED UNDER THE LAWS OF THE STATE OF NEVADA

NUMBER

SHARES



URANIUM EXPLORATION CORPORATION

COMMON STOCK

The Corporation is Authorized to Issue 50,000,000 Shares Common Stock – Par Value $0.001 Per Share

SPECIMEN

This Certifies that ______________________ is the owner of

______________________ fully paid and non-assessable Shares

of the Common Stock of URANIUM EXPLORATION CORPORATION

transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated ______________________


CORPORATE
SEAL
2010
DELAWARE

______________________ SECRETARY

______________________ PRESIDENT

"The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended ("Securities Act") or any state securities act. The securities have been acquired for investment and may not be sold, transferred, pledged or hypothecated unless (i) they shall have been registered under the Securities Act and any applicable state securities act, or (ii) the corporation shall have been furnished with an opinion of counsel, satisfactory to counsel for the corporation, that registration is not required under any such act."

For Value Received, ______________________________ *hereby sells,*
TRANSFEROR NAME

assigns and transfers unto ______________________________
ASSIGNEE NAME | PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

____
ASSIGNEE ADDRESS

______________________________ *represented by the within Certificate, and hereby*
AMOUNT OF SHARES, UNITS OR OTHER OWNERSHIP INTEREST

irrevocably constitute and appoint ______________________________

Attorney to transfer said ownership on the books of the within named Company with full power of substitution in the premises.

Dated ______________________________

NOTICE:
The signature to this assignment must correspond with the name as written upon the face of this certificate in every particular without any alteration or change.

____
Witness Signature

____
Transferor Signature

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM - as tenants in common
TEN ENT - as tenants by the entireties
JT TEN - as joint tenants with rights of survivorship and not as tenants in common
UNIF GIFT MIN ACT - .....Custodian....... (Minor) under Uniform Gifts to Minors Act............(State)

Presentation Date____________________


URANIUM
EXPLORATION CORPORATION

Bonus Shares and Warrants

Bonus Share Details

For investors that make a verbal commitment to invest within ten days of their initial presentation, the following bonus shares are offered:

Potential Investor: ____

☐ **$15,000 INVESTMENT**:

Bonus Shares: For an investment at $15,000 and above, shareholders receive 10% additional shares. At $1.25 per share, on a $15,000 investment (12,000 shares) that equals 1,200 additional shares.

☐ **$25,000 INVESTMENT**:

Bonus Shares: For an investment at $25,000 and above, shareholders receive 10% additional shares. At $1.25 per share, on a $25,000 investment (20,000 shares) that equals 2,000 additional shares.

Stock Warrants in Uranium Exploration Corporation: Investors at $25,000 and above receive 1 stock warrant at $2.00 per share and 1 stock warrant at $3.00 per share for every share purchased, at no additional cost. For example:

- A $25,000, investment receives:
  - 20,000 warrants at $2.00 per share
  - 20,000 warrants at $3.00 per share
- A $100,000, investment receives:
  - 80,000 warrants at $2.00 per share
  - 80,000 warrants at $3.00 per share

A warrant is an option to buy stock in a company at a pre-determined share price. Warrants are valid until September 12, 2013

Commitment Deadline for Bonus Shares: ______________________________

____
Authorized Agent for Uranium Exploration Corporation

X.

Escrow Agreement

EXHIBIT X

ESCROW AGREEMENT

THIS AGREEMENT made and entered into as of the 2nd day of December, 2010, by and between **BURK & REEDY LLP**, a District of Columbia limited liability partnership (the "Law Firm") and **URANIUM EXPLORATION CORPORATION** (the "Company"), a Nevada corporation, and sponsor of the proposed securities offering.

I. RECITALS

1. 1. The Agreement. The Company has prepared an Offering ("Prospectus") pertaining to the offer and subscription for Shares of common stock in the Company ("Shares") aggregating $250,000 (minimum) to $1,250,000 (maximum) upon the terms and subject to the conditions set forth in the Prospectus which, among other things, provides that each person desiring to subscribe for Share will be required to forward to the Company a check payable to the order of "URANIUM EXPLORATION CORPORATION – ESCROW ACCOUNT" in an amount equal to his or her subscription for the shares.

1.2 Purpose Hereof. The **Law Firm** and the Company hereby enter into the Escrow Agreement referred to in the Prospectus.

II. ESCROW PROVISIONS

2.1 Appointment of Escrow Agent. Burk & Reedy is hereby appointed Escrow Agent to establish an escrow account, dispose of all funds paid by subscribers for Shares or reservations for such Shares, as hereinafter provided.

2.2 Deposit and Receipt of Funds. The Company shall deposit promptly all checks received by it in payment of subscriptions in an escrow account entitled "URANIUM EXPLORATION CORPORATION – ESCROW ACCOUNT", established, **at Citibank, DC** for the purpose of this Escrow Agreement. Concurrently with the delivery of such deposits to the Bank, the Company shall supply "Law Firm" with the name and mailing address of subscribers. The proceeds of said checks (the "Escrow Funds") shall be held in escrow until disbursements therefrom are directed by the Company as set forth in Paragraph 2.4.

2.3 Disbursement of Escrow Fund. Following deposit with the Bank of checks representing subscriptions for at least 200,000 shares ("Shares") and funds of least $250,000 have been collected , the Law Firm, with respect to the minimum offering shall deliver to the Company or deposit in the Company's operating account the Escrowed Funds. The Law Firm shall not disburse any Escrow Funds to the Company until at least $250,000 in collected funds has been deposited in the Escrow Account prior to September 30, 2011. In the event that at least $250,000 is not deposited prior to September 30, 2011, the Law Firm, pursuant to written instructions from the Company shall transmit to the subscribers their original subscription amount without interest or deduction. All such disbursement instructions shall be unconditional and shall not impose any duties upon the Law Firm and/or bank other than that of disbursing Escrow Funds in a designated amount to a particular party.

2.4 Return of Escrow Funds to Subscribers. Before, at or following the closing, the Company may separately instruct the Law Firm to return to any subscriber so specified by the Company an amount equal to the full amount of each Share subscribed for without interest.

2.5 Law Firm's Responsibility The Law Firm's sole responsibility shall be for the safekeeping of the Escrow Funds, the deposit of the Escrow Funds pursuant to Paragraph 2.3 and the disbursement thereof in accordance with Paragraph 2.4, 2.5 or 2. 10, and the Law Firm shall not be required to take any other action with reference to any matters which might arise in connection with the Escrow Funds or this Escrow Agreement. The Law Firm may act upon any written instruction from the Company or other instrument which the Law Firm in good faith believes to be genuine. The Law Firm shall not be liable for any action taken by it in good faith and believed to be authorized or within the rights or powers conferred upon it by this Escrow Agreement or for anything which the Law Firm may do or refrain from doing in connection herewith unless the Law Firm is guilty of gross negligence or willful misconduct. The Law Firm may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel, except actions of gross negligence or willful misconduct. The Law Firm is not a party to, nor is it bound by, nor need it give consideration to the terms or provisions of, even though it may have knowledge of, (i) any agreement or undertaking between the Company and any other party or parties, except for this Escrow Agreement, (ii) any agreement or undertaking which may be evidenced or disclosed by this Escrow Agreement or the Prospectus, or (iii) any other agreement that may now or in the future be deposited with the Law Firm in connection with this Escrow Agreement. The Bank has no duty to determine or inquire into any happening or occurrence or any performance or failure of performance of the Company or any other party with respect to agreements or arrangements with each other or with any other party or parties.

2.6 Possible Disagreements. if any disagreement should arise between the parties hereto or with any other party with respect to the Escrow Funds or this Escrow Agreement or if the Law Firm in good faith is in doubt as to what action should be taken hereunder, the Law Firm shall have the absolute right at its election to do either or both of the following: (i) withhold or stop all further performance under this Escrow Agreement and all instructions received in connection herewith until the Law Firm is satisfied that such disagreement has been resolved, or (ii) file a suit in interpleader and obtain an order from a court of appropriate jurisdiction requiring all persons involved to litigate in such court their respective claims arising out of or in connection with the Escrow Funds.

2.7 Indemnity to Law Firm. The Company agrees to indemnify and hold the Law Firm harmless against and from any and all costs, expenses, claims, losses, liabilities and damages (including reasonable attorney's fees) that may arise out of or in connection with the Law Firm's acting as Escrow Agent under the terms of this Escrow Agreement, except in those instances where the Law Firm has been guilty of gross negligence or willful misconduct.

2.8 Return of Escrow Funds. If the required minimum of 200,000 Shares ($250,000) are not subscribed for and accepted by the Company prior to September 30, 2011, the Law Firm will promptly return to subscribers from the Escrow Funds an amount equal to the principal amount of Shares subscribed for without interest.

2.9 Effective Date and Termination. This Escrow Agreement shall become effective on the date of this agreement. All of the provisions of this Escrow Agreement shall be fully performed and this Escrow Agreement shall terminate on or before September 30, 2011 by the disbursement of all Escrow Funds as herein met out.

2.10 Notices and Communications. All notices and communications hereunder shall be in writing and shall be deemed to be duly given if sent by registered mail, return receipt requested, as follows:

Burk & Reedy
1818 N Street, NW
Ste 400
Washington, DC 20036-2406

Attn. Jim Burk

Uranium Exploration Corporation
12919 Southwest Freeway, Suite 110
Stafford, TX 77477

Attn. Roy Davis

2.11 Resignation The Law Firm may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date when such resignation shall take place.

2.12 Entire Agreement. This instrument evidences the entire agreement between the Law Firm and the Company.

2.13 Applicable Law. This agreement shall be construed and enforced according to the laws of the State of Nevada, and the provisions herein administered in accordance with such laws.

2.14 No Approval. The Law Firm is acting solely as Escrow Agent and has not reviewed or approved the offering, nor is it required to review or approve the offering or the economic viability of the Company, nor any other matters relating to the sale of the Units other than this Escrow Agreement.

2.15 Escrow Fees. The Law Firm shall be paid the sum of $1,500 for escrow services under this agreement and shall be entitled to deduct, in addition to the escrow fees, all fees owed the Law Firm prior to remitting the balance to the Company in the event the minimum is reached. Notwithstanding whether the minimum is reached, the Company shall pay top the Law Firm all escrow fees and any other fees owed to the Law Firm by the Company. The payment of the escrow fees and the other professional fees owed the Law Firm are not contingent, in any manner, on the closing of the minimum of the offering. In addition, the law Form shall be entitled to reimbursement for all out of pocket expenses such as wire transfer fees, copying, Fed Ex fees and the like and expenses of counsel in the event of a dispute.

WITNESS THE EXECUTION HEREOF, as of the date first above written.

BURK & REEDY

By: James E Burk

Its: Partner

URANIUM EXPLORATION CORPORATION

By:

Its: President & CEO

XI.
Consent to Inclusion


URANIUM
EXPLORATION CORPORATION

EXHIBIT XI

Consent to inclusion in Disclosure Document of Accountant's report.

N/A

Consent to inclusion in Disclosure Document of Tax Advisor's opinion or description of tax consequences.

N/A

Consent to inclusion in Disclosure Document of any evaluation of litigation or administrative action by counsel.

N/A

XII.

Subscription Agreement

EXHIBIT XII


URANIUM
EXPLORATION CORPORATION

SUBSCRIPTION AGREEMENT
Uranium Exploration Corporation
12919 Southwest Freeway, Suite 110
Stafford, TX 77477

1. **Subscription**

The undersigned hereby subscribes for shares of Common Stock in Uranium Exploration Corporation (the "Company"), whose purpose is to explore, identify and prove up additional reserves.

2. **Representations and Warranties**

The undersigned represents and warrants that:

a. The undersigned and the undersigned's professional advisor, if any, have carefully reviewed the Prospectus covering an offering of shares in the Company (the Offering").
b. The Company, its officers, directors and employees has satisfactorily answered all questions from the undersigned and the undersigned's professional advisor regarding the Offering and made available to them any additional information necessary to verify the information in the Prospectus.
c. The undersigned has relied solely upon the information contained in the Prospectus in subscribing for shares of Common Stock.
d. The undersigned understands that the Company may reject subscriptions in whole or in part for any reason, and that all funds from rejected subscriptions will be returned without interest or deduction. Also, subscribers may not revoke subscriptions.
e. The undersigned understands that the Offering will terminate by September 30, 2011, unless extended an additional 120 days by the Company in its sole discretion without notice.
f. The undersigned agrees to be bound by all the terms and conditions of this Agreement.
g. The undersigned has not distributed (and will not distribute) the Prospectus to anyone other than the undersigned's advisor(s).
h. The undersigned understands that an investment in the shares is subject to certain risks, including those described in the Prospectus in "Risk Factors".
i. The undersigned understands that the Company will have complete discretion in investing and managing the proceeds of the Offering, and that the undersigned must rely solely on the judgment and ability of the Company with respect to the investment of such proceeds.
j. The undersigned is able to bear the economic risk of the investment, including a complete loss of the investment.
k. The undersigned understands that the shares lack liquidity, that there will be no immediate public market for the shares.

3. **Miscellaneous**

a. Notices given under this agreement must be in writing and will be deemed served when personally delivered to the party or when mailed by registered or certified mail; return receipt requested, postage prepaid, to the party at the address set forth below or at other addresses specified by written notice served in accordance with this paragraph.

b. This Agreement will be governed by Nevada law.
c. This Agreement will be binding upon the successors and assignees of the undersigned.
d. This Agreement expresses the entire understanding of the parties regarding its subject matter
e. If any provision of this Agreement is held unenforceable as applies to any circumstances, the remainder of this Agreement and the application of the provision to other circumstance will be interpreted so as best to effect the intent of the parties.

4. Subscription for Shares of Common Stock

The undersigned subscribes for _______________shares at $_________ and hereby delivers a cashiers check, money order or personal check in the amount of $___________.

Checks should be made out to Uranium Exploration Corporation - Escrow Account and be delivered, together with the completed and signed Subscription Agreement to Uranium Exploration Corporation, 12919 Southwest Freeway, Suite 110, Stafford, TX 77477

The Shares should be registered as follows:

Name: ____

As (check one)

______Minor with adult custodian	______Minor with adult custodian	______Joint Tenants
______Partnership	______Trust	______Minor with adult custodian Under the Uniform Gift to Minors Act
______Corporation	______Other	

PLEASE TYPE OR PRINT NAME AND ADDRESS INFORMATION

____

Name(s) in which shares are to be registered

____

Social Security or Tax Identification Number(s)

The undersigned has executed this Subscription Agreement on ____________________, 20____.

____

Signature

____

Street Address | City, State, Zip | Telephone Number

____

Email Address | Date of Birth

AUTHORIZED URANIUM EXPLORATION OFFICER

________________________________ ________________________

Authorized Uranium Exploration Officer | Date

XIII.
Opinion of Counsel

EXHIBIT XIII

Burk & Reedy, LLP
1818 N St, NW, Suite 400
Washington, DC 20036
Phone: 202-204-5002
Fax: 202-318-7151

December 8, 2010

Uranium Exploration Corporation

Re: Registration Statement on Form U-7

Gentlemen:

We have acted as special corporate counsel to Uranium Exploration Corporation, a Nevada corporation ("the Company"), in connection with an Offering Statement on Form U-7 to be filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933 (the "Act"). The Registration relates to the proposed registration of (One Million) 1,0000,00 shares of common stock (the "Stock"), $0.001 par value per share of the Company.

In so acting, we have examined the Articles of Incorporation of the Company, the Bylaws of the Company, and all other corporate records, certificates and other documents as we considered necessary or appropriate for the purposes of this opinion. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as copies. As to any facts material to the opinion expressed herein which we have not independently verified or established, we have relied upon statements and representations of officers and representatives of the Company and others. This opinion is based upon the laws of the State of Nevada.

Based on the foregoing, we are of the opinion that:

1. The Stock is duly and validly issued, fully paid and nonassessable.

2. The issuance of the Stock has been duly authorized.

We consent to the inclusion of this opinion as an exhibit to the Offering Circular and to the reference to us and this opinion as part of the Offering Circular.

Yours truly,

Burk & Reedy LLP

/s/ James E. Burk

By: James E, Burk, Esq., Partner

XIV.
Schedule of Residence


URANIUM
EXPLORATION CORPORATION

EXHIBIT XIV

SCHEDULE OF RESIDENCE STREET ADDRESSES OF OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

NAME	STREET ADDRESS	CITY	STATE	ZIP
Roy Davis	2976 Bel Air Drive	Las Vegas	Nevada	89109
H. Thomas Winn	5591 Beverlyhill Street	Houston	Texas	77056
Cynthia C. Thompson	1705 Pamela Lane	Missouri City	Texas	77089
Robert Burkett	14920 Jadestone Drive	Sherman Oaks	California	91403
Burkett Foundation	14920 Jadestone Drive	Sherman Oaks	California	91403